
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

American Power Gen Co.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    December 8, 2025

Physical Address of Issuer:

1980 Post Oak Boulevard, Suite 200, Houston, TX 77056

Website of Issuer:

www.americanpowergen.com

Is there a co-issuer? X *yes* *no.*

Name of Co-Issuer:

American Power Gen CF LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

January 28, 2026

Physical Address of Co-Issuer:

1980 Post Oak Boulevard, Suite 200, Houston, TX 77056

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of 8.5% of the dollar amount raised in the Offering to the Intermediary. In addition, the Issuer has agreed to pay to the Intermediary and/or its affiliates a monthly fee of $15,000.00 for the duration of the Offering, as well as a one-time set-up fee of $50,000.00.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

38,648

Price (or Method for Determining Price):

$2.50

Target Offering Amount:

$100,001.70

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,999.61

Deadline to reach the Target Offering Amount:

September 1, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2025)	**Prior fiscal year-end***
Total Assets	$1,000.00	$0.00
Cash & Cash Equivalents	$1,000.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$112,200.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(112,200.00)	$0.00

* The company was incorporated on December 8, 2025 and, as of the date of this filing, has completed a short fiscal year. Accordingly, the financial information presented herein reflects the period from inception through December 31, 2025. Pursuant to Rule 201(t) of Regulation Crowdfunding, the summary financial information presented above reflects the period since inception. Audited financial statements of the Company, covering the period from December 8, 2025 (inception) through December 31, 2025, are attached hereto as Exhibit A and made a part hereof. The financial information of American Power Gen CF LLC, the Crowdfunding SPV, for the period commencing on January 28, 2026 (its inception date), is attached hereto as Exhibit B and made a part hereof.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 25, 2026

American Power Gen Co.



Up to $4,999,999.61 of Class B Common Stock

American Power Gen Co. ("**APG**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $100,001.70 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.61 (the "**Maximum Offering Amount**") of non-voting Class B Common Stock (the "**Securities**"), at a purchase price of $2.50 per share on a contingency basis as described in this Form C (this "**Offering**"), plus an additional 3.5% Investor Processing Fee. The investment will be made through American Power Gen CF LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933, as amended (the "**Crowdfunding SPV**"). We must raise an amount equal to or greater than the Target Offering Amount by September 1, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ("**Regulation CF**"), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Share Purchase Amount (2)	$1,000.00	$85.00	$915.00
Investor Processing Fee (3)	$35.00	$2.98	$32.02
Target Offering Amount	$100,001.70	$8,500.14	$91,501.56
Maximum Offering Amount	$4,999,999.61	$424,999.97	$4,575,999.64

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. This also excludes fixed fees and monthly fees paid or to be paid to Intermediary.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special

investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

(3)   The Company will charge each Investor a fee of 3.5% of the Investor's investment amount (the "**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF (as described in the section below titled "*The Offering and The Securities*") and is in addition to the $1,000.00 minimum investment per Investor. The Intermediary receives a commission on this Investor Processing Fee collected.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 4.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. IN ADDITION TO THE TRANSFER RESTRICTIONS, NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATION IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS,

WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Crowdfunding SPV, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company nor its controlling person, is subject to any bad actor disqualifications under any relevant U.S. securities laws that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.americanpowergen.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

The Company will file a Form C-U with the SEC to disclose its progress toward meeting the target offering amount, as required by Rule 203(a) of Regulation Crowdfunding. Such Form C-U will be filed no later than five (5) business days after the Company reaches fifty percent (50%) and one hundred percent (100%) of the target offering amount.

The date of this Form C is March 25, 2026.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C, and in any documents incorporated by reference herein, is accurate only as of the date of such documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company undertakes no obligation to update, supplement, or otherwise revise this Form C or any other materials provided in connection with this Offering, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Without limiting the foregoing, the Company will file amendments to this Form C to disclose material changes as required under Regulation Crowdfunding.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

American Power Gen Co. is a subchapter-C corporation incorporated on December 8, 2025, under the laws of the State of Delaware and headquartered in Houston, Texas.

American Power Gen Co. is a development-stage power generation company focused on identifying, securing, and advancing large-scale, dispatchable natural gas-fired power projects in Texas, primarily within the ERCOT market, with the objective of monetizing such projects through asset sales, joint ventures, or other strategic transactions following achievement of key development milestones, including site control, permitting, fuel access, and grid interconnection.

The Company is located at 1980 Post Oak Boulevard, Suite 200, Houston, TX 77056.

The Company's website is www.americanpowergen.com

The Company currently conducts business in Texas.

A further description of our business can be found on the Company's Offering campaign page on the Intermediary's website under https://invest.americanpowergen.com/ and is attached as <u>Exhibit C</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	38,648
Name of Securities	Class B Common Stock+
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	913,647
Maximum Offering Amount of Securities Offered	1,932,367
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,807,367
Price Per Security	$2.50*
Minimum Individual Purchase Amount**	$1,000.00*
Maximum Individual Purchase Amount**	$1,000,000.00 (subject to Regulation CF limits)*
Offering Deadline	September 1, 2026
Use of Proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

+ As an investor in this Offering, you will be purchasing non-voting common membership interest in American Power Gen CF LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities

and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement attached hereto as <u>Exhibit G</u>.

* The Company will charge each Investor the Investor Processing Fee of 3.5% of the Investor's investment amount. The aggregate amount of fees paid by Investors will be included towards the $4,999,999.61 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors. The total minimum individual purchase amount of $1,035.00 will be assessed at the time of purchase, which consists of $1,000.00 plus the Investor Processing Fee of $35.00.

** The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any early-stage company encounters.

We were incorporated in Delaware on December 8, 2025 and have a limited operating history upon which our prospects and future performance may be evaluated. Our proposed operations are subject to the substantial risks inherent in the development of large-scale power generation and energy infrastructure projects. The likelihood of our success must be considered in light of the costs, delays, regulatory complexity, capital requirements, and execution risks frequently encountered by early-stage infrastructure development platforms.

We are not an electric utility and do not currently own or operate completed power generation facilities. Our business model is focused on identifying, controlling, advancing, and monetizing development-stage power generation and large-load infrastructure assets. Because we do not operate revenue-generating facilities, investors must rely on management's assessment of development opportunities, execution capability, regulatory processes, and market conditions. We expect to incur significant expenses, including site control, engineering, permitting, interconnection, and professional services, before any revenue is generated, and we may never generate material revenue or achieve profitability.

Our ability to create and realize value depends on successfully advancing projects to construction-ready status and completing monetization transactions, which may not occur on favorable terms or at all.

Our strategy is to create value by controlling and advancing permitted and interconnectable generation sites and pursuing multiple monetization pathways, including asset sales, joint ventures, tolling arrangements, or structured transactions. This strategy depends on our ability to (i) achieve key development milestones, (ii) secure sufficient financing to advance projects, and (iii) complete monetization transactions.

Monetization depends on market demand for late-stage development assets, the availability and cost of capital for potential buyers or partners, and counterparties' willingness to transact. Even if projects reach key milestones, strategic buyers may delay, renegotiate, or decline transactions. If monetization opportunities do not materialize as anticipated, we may be required to hold projects longer than expected, incur additional capital expenditures, or accept less favorable terms, any of which could materially impair returns.

We face significant risk in securing, maintaining, and enforcing site control and related contractual rights, and deficiencies in site control could prevent or materially delay development or monetization.

Site control arrangements, including ownership, leases, options, easements, and other contractual rights, may require continued payments, performance of conditions, or timely exercise. Counterparties may dispute terms, refuse extensions, or challenge enforceability. If we lose site control, are unable to obtain required access, or encounter title or encumbrance issues, we may be unable to proceed with permitting, interconnection, development planning, or monetization.

We may not be able to secure sufficient financing to advance or monetize our development projects on favorable terms, or at all.

Advancing large-scale power generation and related infrastructure projects requires substantial capital over extended development timelines. We will require additional financing beyond the proceeds of this Offering to maintain site

control, fund permitting and interconnection activities, engage engineering and other professional services, and position projects for monetization. There can be no assurance that such financing will be available on favorable terms, or at all. Financing sources may include private equity, strategic partners, joint venture capital, asset-level transactions, or debt financing. Any such financing may impose restrictive covenants, require project-level control rights, increase leverage, or result in dilution of existing securityholders. If we are unable to obtain adequate financing when needed, we may be required to delay, curtail, or abandon development activities, which would materially and adversely affect our business and prospects.

If we fail to achieve or maintain key development milestones, our projects may not become buildable, and we may not be able to create or realize value from our portfolio.

Our strategy emphasizes that permitting, interconnection, site control, fuel access, and execution readiness are critical development bottlenecks and that significant value is created only when projects become construction-ready or "buildable." Development milestones can be delayed, challenged, or lost due to regulatory actions, adverse technical study outcomes, community opposition, evolving requirements, missed deadlines, or insufficient funding. If projects do not successfully progress through these milestones, they may not become construction-ready or monetizable, and their value could be materially reduced or eliminated.

The ERCOT interconnection process and market structure are highly technical and uncertain; delays, adverse study results, network upgrade costs, congestion, or locational pricing dynamics could prevent projects from becoming buildable or economically viable.

Grid interconnection is a key development bottleneck. Completion of feasibility studies does not assure timely completion of subsequent studies, acceptable upgrade costs, or ultimate interconnection approval. Interconnection often requires complex engineering analysis and system upgrades, and delays are common. If timelines extend, required upgrades increase, or interconnection rights are lost or curtailed, projects may not become economically viable or monetizable.

ERCOT operates a nodal, energy-only market in which transmission congestion and locational marginal pricing can materially affect project economics. Congestion patterns may change over time due to load growth, transmission expansion, or competing generation. If congestion or market volatility reduces expected economic performance, buyer interest and valuation for development-stage assets may decline.

Our development plan depends on access to natural gas infrastructure, and disruptions, capacity constraints, curtailment practices, or inability to secure firm transportation could delay or impair our projects.

Our current focus includes ERCOT-based natural gas generation projects. Proximity to pipeline infrastructure does not assure available capacity, acceptable commercial terms, or timely interconnection to fuel supply. Transportation constraints, curtailment practices, extreme weather events, regulatory changes, or market disruptions could affect development schedules and project attractiveness to potential buyers or partners.

If we cannot secure turbine equipment, service agreements, or EPC contractor availability on acceptable terms, our projects may be delayed, devalued, or unfinanceable.

Large-scale power projects depend on availability of Tier 1 turbine manufacturers, engineering, procurement, and construction contractors, and bankable contractual arrangements. OEM backlogs, pricing volatility, performance disputes, or inability to finalize financeable agreements could delay schedules and reduce project value.

Our natural gas-focused strategy exposes us to fuel price volatility, electricity price fluctuations, and emissions- and policy-related risks that could reduce project economics, asset values, or buyer demand.

The economics of natural gas-fired generation assets depend in part on the relationship between natural gas prices and electricity market prices. Natural gas prices are volatile and may fluctuate due to weather, supply and demand imbalances, infrastructure constraints, regulatory developments, or geopolitical events. Increases in fuel costs may compress margins or render projects uneconomic where costs cannot be fully passed through.

Wholesale electricity prices are likewise subject to significant volatility based on regional supply and demand dynamics, renewable generation penetration, transmission constraints, market design changes, and broader economic

conditions. Sustained declines in electricity prices or increased competition from lower-cost generation sources could reduce revenues, impair asset values, and limit exit opportunities. Changes in emissions standards, carbon-related policies, permitting requirements, or broader decarbonization initiatives may increase costs, delay development, restrict operations, or reduce long-term demand for natural gas-fired assets.

Any of these factors could materially and adversely affect our business, financial condition, results of operations, and the value of the securities offered hereby.

The Company will need additional capital, which could result in dilution or other unfavorable terms for investors.

The Company will not have sufficient capital to meet its long-term development needs and will be required to raise additional funds. Obtaining credit for development-stage power generation projects can be challenging, particularly on favorable terms. Even if the Company is able to secure necessary debt financing, it expects that it may need to raise additional equity capital, modify its development plans, or take alternative actions. Raising additional equity capital would require the Company to bring in new investors, which could dilute existing investors' ownership percentages or reduce the value of their investments. Institutional or strategic investors may negotiate more favorable terms than those offered in this Offering, including lower purchase prices per share or securities with preferential rights. If adequate funding is not available when needed, the Company may be required to delay or reduce the scope of its project development activities, including permitting, interconnection advancement, or other project-level initiatives, which could materially harm its business, financial condition, and results of operations.

The Company's ability to advance its development projects depends on the performance of third parties.

The Company relies on landowners, permitting consultants, engineers, interconnection counterparties, pipeline operators, turbine manufacturers, engineering, procurement, and construction ("**EPC**") contractors, and potential buyers or joint venture partners. Development-stage power generation involves complex coordination among multiple counterparties. Failure of any key counterparty to perform, insolvency, contractual disputes, delays, or failure to finalize bankable agreements could materially delay project milestones, increase costs, or reduce monetization opportunities.

The Company's future revenues are uncertain and may not meet expectations.

The Company does not currently generate operating revenues, and its ability to achieve profitability will depend primarily on successfully advancing and monetizing development-stage power generation and related infrastructure assets. Revenues, if any, are expected to be derived from asset sales, joint ventures, project-level equity transactions, or other strategic arrangements, the timing and terms of which are inherently uncertain and dependent on market conditions, capital availability, regulatory developments, and counterparty demand. Projections or assumptions regarding potential monetization events may not be realized, and there can be no assurance that future revenues will meet expectations or occur within anticipated timeframes.

We expect to incur losses for the foreseeable future and may be unable to generate or sustain sufficient revenue, cash flows, or profitability.

Since inception, we have incurred losses and expect to continue incurring losses as we fund development-stage activities, including permitting, interconnection, engineering, and other project advancement efforts. Because we do not currently operate revenue-generating assets, our ability to achieve profitability depends on successfully advancing and monetizing development projects, the timing and outcome of which are uncertain. Even if monetization transactions occur, there can be no assurance that revenues or cash flows will be sufficient to achieve or sustain profitability. If we are unable to generate adequate revenue or cash flow, we may be unable to continue operations.

Our profitability and project economics are vulnerable to cost increases, inflation, and energy market conditions.

Development-stage generation projects are sensitive to increases in construction costs, equipment pricing, labor rates, financing costs, and professional service fees. In addition, natural gas prices are subject to volatility due to weather events, supply-demand imbalances, pipeline constraints, and geopolitical developments. Inflationary pressures, supply chain disruptions, or adverse energy market conditions could reduce the economic attractiveness of projects to potential buyers and impair monetization value.

Our strategy is materially dependent on continued growth in large-load demand, and changes in demand trends could reduce the market opportunity for our projects.

We reference structural demand drivers such as data centers, manufacturing reshoring, population growth, and digital infrastructure expansion. These trends may not materialize as anticipated. A slowdown in data center development, macroeconomic contraction, technology shifts, energy policy changes, or financing constraints could reduce buyer demand and compress valuations.

Our identified data center development opportunities may not be acquired, completed, financed, or monetized and may require additional infrastructure dependencies beyond power generation.

Data center development may require additional real estate, fiber connectivity, water access, utility coordination, permitting, and commercial arrangements. If we are unable to secure required rights, partners, or end-user demand, these opportunities may not generate anticipated value.

Unforeseen difficulties in establishing and maintaining critical third-party relationships may impair our ability to advance or monetize projects.

We may face difficulty establishing and maintaining relationships with engineers, consultants, turbine manufacturers, engineering, procurement, and construction contractors, interconnection counterparties, natural gas infrastructure providers, and potential strategic or financial partners that are critical to advancing and monetizing our development-stage projects. Such challenges may include difficulty recruiting and retaining qualified technical personnel, securing reliable counterparties, coordinating complex regulatory and engineering processes, or navigating commercial negotiations. Unforeseen disruptions in these relationships, including supply chain constraints, labor shortages, regulatory delays, or counterparty disputes, could materially delay project advancement or impair our ability to execute monetization transactions. If we are unable to develop and sustain these critical relationships, our ability to generate revenue and achieve profitability could be materially adversely affected.

We may be required to provide representations, warranties, and indemnities in connection with asset sales or joint ventures, creating contingent liabilities and reducing net proceeds.

Buyers of development-stage assets may require extensive representations, escrow arrangements, holdbacks, or indemnification obligations. If post-closing claims arise, we may incur significant costs or repayment obligations.

Our business development efforts may be costly and may not result in successful transactions.

We incur and expect to continue incurring expenses related to sourcing, evaluating, and advancing development-stage power generation opportunities and engaging potential strategic or financial counterparties. Although we seek to allocate resources efficiently, there can be no assurance that such efforts will result in project acquisitions, advancement milestones, or monetization transactions. If our business development expenditures do not lead to successful project outcomes, our financial condition and prospects may be adversely affected.

Our estimates regarding portfolio size, megawatt capacity, project timelines, and expected commercial operation dates are subject to substantial uncertainty, and actual outcomes may differ materially.

Any references to anticipated megawatt capacity, development pipeline size, or expected timing are based on assumptions regarding permitting, interconnection, equipment availability, financing conditions, and market demand. Actual results may differ materially due to delays, regulatory developments, market changes, or other factors beyond our control.

Our operating results may fluctuate significantly due to factors outside our control.

Our financial results may fluctuate from period to period due to the timing of development expenditures, the advancement or delay of project milestones, and the occurrence or non-occurrence of monetization transactions. Because we do not operate revenue-generating assets and expect revenues, if any, to be transaction-based, our results may vary significantly depending on regulatory approvals, interconnection outcomes, capital market conditions, counterparty demand, cost volatility, and broader energy market conditions. As a result, period-to-period comparisons may not be meaningful, and our results may not be indicative of future performance.

Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.

SetApart Accountancy Corp., our independent registered public accounting firm, has included an explanatory paragraph in its report accompanying our audited financial statements stating that, as discussed in Note 6 to the financial statements, certain conditions indicate that the Company may be unable to continue as a going concern. We have incurred losses since inception and do not currently generate operating revenues. If we are unable to improve our liquidity position by raising additional capital or otherwise, we may be unable to continue as a going concern. The audited financial statements do not include any adjustments that might result if we are unable to continue in operation, and, if we are required to liquidate or cease operations, investors could lose all or a substantial portion of their investment.

We are dependent on our founders and key management personnel.

The Company is dependent on the continued services of its founders, Peter Perri III and Vince Palmieri, and other key management personnel. Our business strategy relies on their experience, industry knowledge, relationships, and ability to source, advance, and monetize development-stage projects. The loss of either founder or other key personnel could materially impair our ability to execute our strategy. We do not currently maintain key person insurance on our founders. In addition, competition for qualified personnel in the energy infrastructure sector is significant, and we may have difficulty attracting or retaining individuals with the necessary technical, regulatory, and commercial expertise. The inability to retain or recruit qualified personnel could materially adversely affect our business and prospects.

Members of our management team and certain advisors may have competing commitments that could limit the time devoted to our business or give rise to conflicts of interest.

Members of our management team and certain advisors participate in other business ventures and are not required to devote their full time to the Company. As a result, they may devote only a portion of their professional time to our affairs, which could limit their availability to manage and advance our development activities. In addition, these outside activities may present potential conflicts of interest, including opportunities that may be suitable for the Company but are pursued elsewhere. Any such competing commitments or conflicts could adversely affect our business and prospects.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel to execute our business strategy.

Recruiting and retaining personnel with expertise in power generation development, permitting, interconnection, engineering coordination, and project finance is critical to our success. Competition for such personnel is significant, and we may be unable to attract, retain, or adequately develop individuals with the required experience. Failure to do so could delay project advancement, impair execution of our strategy, and materially adversely affect our business and prospects.

The Company and the Manager may face certain conflicts of interest.

The Manager of the Crowdfunding SPV is the Company. As a result, the same individuals responsible for managing the Company's operations will also be responsible for administering the Crowdfunding SPV and its investment in the Company. The interests of the Company and the interests of investors participating through the Crowdfunding SPV may not always be aligned. The Manager will devote such time to managing the Crowdfunding SPV as it determines, in its sole discretion, is necessary or appropriate, and the Manager and its affiliates may have other business activities and responsibilities that compete for their time and attention. From time to time, conflicts of interest may arise between the Company, the Crowdfunding SPV, and the members of the Crowdfunding SPV, including with respect to the allocation of managerial time and resources, decision relating to the administration of the Crowdfunding SPV, or actions taken by the Company that may affect the value of the Crowdfunding SVP's investment. The Manager does not expect to adopt formal procedures or policies specifically designed to resolve conflicts that may arise between the Company, the Crowdfunding SPV, and the members of the Crowdfunding SPV. As a result, investors will be relying on the judgment and good faith of the Manager in situations where conflicts may arise. Please see the section of this Form C entitled 'Transactions with Related Persons and Conflicts of Interest' for further details.

Changes in federal, state, or local laws and regulations could increase our costs and adversely affect our business.

The Company's projects are subject to extensive regulatory requirements, including air permitting, environmental compliance, interconnection procedures, and fuel infrastructure regulation. The Company's development activities are concentrated in Texas within the ERCOT market, and changes in ERCOT market rules, reliability requirements, emissions standards, methane regulations, carbon-related policies, or other regulatory initiatives could increase costs, delay project advancement, or reduce the attractiveness of natural gas-fired development assets to potential buyers. Adverse regulatory changes could materially impair the Company's ability to advance or monetize projects.

Certain investment structures could expose us to regulatory risks under the Investment Company Act of 1940.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and Investors will not be afforded the protections of the Investment Company Act, such as oversight by a board of disinterested directors, affiliated transaction limitations, restrictions on borrowing and safeguards related to custody of the Company's assets. If a substantial portion of our assets were deemed to consist of investment securities within the meaning set forth under the Investment Company Act, rather than operating assets, we could risk characterization as an investment company, subjecting us to significant regulatory requirements and operational restrictions. If the Company were to be required to register under the Investment Company Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

The Company does not currently own or control any intellectual property, which may make it difficult to protect its brand and business model.

The Company does not currently own registered trademarks, patents, or other material intellectual property rights. Although our business is not dependent on proprietary technology, we rely on confidential information, project data, and commercial relationships in advancing development-stage opportunities. We intend to use customary confidentiality and assignment provisions in agreements with employees, advisors, and consultants; however, such measures may be insufficient to prevent unauthorized use or disclosure. If proprietary information is misused or if we are unable to protect our business identity, our competitive position could be adversely affected.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War and the Israel-Hamas War, can have a significant adverse effect our business.

Unforeseeable and uncontrollable events, such as pandemics (including COVID-19), geopolitical conflicts (including the conflicts between Russia and Ukraine and Israel and Hamas), natural disasters, extreme weather events, supply chain disruptions, labor shortages, power shortages, telecommunication failures, or other global or regional crises, may negatively impact our business operations. We are vulnerable to such unpredictable events, which could disrupt development activities, delay permitting or interconnection processes, impair access to equipment or skilled labor, restrict capital markets, or increase costs. The manifestation of any of these events could materially adversely affect our operational progress, financial condition, and ability to advance or monetize development-stage projects.

Health crises, economic downturns, or geopolitical instability may also reduce capital availability, impair counterparty performance, or delay regulatory approvals, any of which could adversely affect our business.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no Securities will be sold, all investments will be returned, and all commitments will be cancelled.

The Company has set a Target Offering Amount of $100,001.70 for this Offering. However, there exists a risk that we may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled. and all committed funds will be returned to the respective investors. Our ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond our control. Failure to reach the Target Offering Amount could limit our access to the necessary capital to support our strategic initiatives, potentially affecting our business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering– it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company's success is contingent on raising sufficient capital, and even the Maximum Offering Amount will not be enough.

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan. The Company is offering up to $4,999,999.61 in Securities and may close on investments once the minimum target amount of $100,001.70, the Target Offering Amount, is reached. Even if the maximum amount is raised, additional funds will be required for the Company to achieve its goals. If the Company fails to raise these funds—whether due to internal challenges or broader economic factors—it may not survive. Should the Company raise only the Target Offering Amount, it will need to secure additional funding to implement portions of its outlined plans in "Use of Proceeds."

The Company has broad discretion in the use of proceeds, and projections are based on estimates that may not materialize.

The success of the Company will depend significantly on the discretion and judgment of its management team regarding the application and allocation of proceeds from this Offering. The use of proceeds described in this Form C is based on current business plans and is subject to change. Management may find it necessary or advisable to reallocate portions of the net proceeds from one category to another, exercising broad discretion in doing so. Any projections or forward-looking statements regarding anticipated financial or operational performance are hypothetical and based on management's best estimates, which have not been reviewed by independent accountants. These projections rely on assumptions considered reasonable by management, but some assumptions may fail to materialize due to unforeseen circumstances or events beyond management's control. Consequently, actual results of operations may differ significantly from projections, and any projected outcomes cannot be guaranteed. Planned uses of proceeds include payment of intermediary fees, offering platform and shareholder administration costs, marketing costs, to pay back any short-term loans, legal and professional fees, project development costs, working capital, and other general corporate purposes, but there can be no assurance that these plans will be completed as described, or at all.

The Company intends to use a portion of the proceeds from the Offering for working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Risks Related to the Securities

You will not be investing directly into the Company, but into a crowdfunding vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a crowdfunding vehicle in this Offering. That means that you will invest in American Power Gen CF LLC (i.e., the Crowdfunding SPV), becoming a member of the Crowdfunding SPV, and that investment will be used by the Crowdfunding SPV to purchase our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Company, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities laws. The structure of the Crowdfunding SPV is explained further in the section herein titled '*The Offering And The Securities*.'

Please see Exhibit F and Exhibit G for the terms and conditions of investing via the Crowdfunding SPV, which is the sole method by which Investors may own a beneficial interest in the Securities.

The Crowdfunding SPV Limited Liability Company Agreement may limit or eliminate fiduciary duties that might otherwise be owed to investors.

The amended and restated limited liability company agreement governing the Crowdfunding SPV may contain provisions that limit or eliminate duties, including certain fiduciary duties, that might otherwise be owed by the Manager to the Crowdfunding SPV and its members. To the fullest extent permitted by applicable law, investors in the Crowdfunding SPV may be deemed to waive certain fiduciary duties and liabilities that might otherwise apply to the Manager in connection with its management of the Crowdfunding SPV and its assets. As a result, the Manager may have broader discretion in making decisions relating to the administration of the Crowdfunding SPV than would otherwise apply in entities where fiduciary duties are not limited or waived.

The Crowdfunding SPV has elected to be taxed as a corporation, which may result in tax consequences that differ from investments in pass-through entities.

The Crowdfunding SPV has elected to be treated as a corporation for U.S. federal income tax purposes. As a result, the Crowdfunding SPV itself may be subject to corporate-level taxation on its income, if any. Any distributions made by the Crowdfunding SPV to investors may therefore be subject to a second level of taxation at the investor level, depending on the investor's individual tax circumstances and applicable law. This structure differs from investments in entities that are treated as partnerships for tax purposes, where income, losses, and other tax attributes are generally passed through directly to investors.

Because the Crowdfunding SPV is treated as a corporation for tax purposes, investors will not receive pass-through allocations of income, losses, deductions, or credits from the Company or the Crowdfunding SPV. As a result, investors will not be able to use any losses incurred by the Company to offset other income for tax purposes. In addition, the tax consequences of an investment through the Crowdfunding SPV may vary depending on each investor's individual tax circumstances and changes in tax laws or regulations. Prospective investors should consult their own tax advisors regarding the federal, state, and local tax consequences of an investment in the Securities.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

This investment is illiquid.

There is no currently established market for reselling these Securities. If you decide that you want to resell these Securities in the future, you may not be able to find a buyer and the Securities are otherwise subject to certain transfer restrictions.

There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.

The offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the price of its Class B Common Stock at $2.50 per share.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Class B Common Stock, other capital stock, or additional option grants may dilute the value of your holdings.

In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We

have set the price of the Securities with reference to the general status of the securities market and other relevant factors. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In addition to the transfer restrictions imposed on the Securities by the Company, the Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

Investors will not have voting rights and will grant a third-party proxy broad power and authority to act on their behalf.

In connection with investing in this Offering for the purchase of non-voting common membership interests in the Crowdfunding SPV, and subsequently, for the Crowdfunding SPV to purchase the Class B Common Stock, the Crowdfunding SPV will designate the Chief Executive Officer of the Company (the "**Proxy Appointee**") to act on its behalf, and consequently, to act on behalf of Investors, as agent and proxy in all respects. The Proxy Appointee will be entitled, among other things, to exercise the voting rights (if any) conferred upon the holder of the Class B Common Stock. Thus, by participating in the Offering, investors will grant broad discretion to a third-party (the Proxy Appointee and its agents) to vote on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Class B Common Stock. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the non-voting common membership interests in the Crowdfunding SPV or a holder of the Class B Common Stock to the Proxy Appointee and grant broad authority to the Proxy Appointee to take certain actions on behalf of the investor, including changing title to the Security.

Investors participating through the Crowdfunding SPV may face practical limitations in exercising certain rights associated with the Securities.

Regulation Crowdfunding permits the use of a crowdfunding vehicle provided that investors retain certain rights they would have had if they had invested directly in the Company. The Crowdfunding SPV amended and restated limited liability company agreement is expected to provide investors with the ability to direct the Crowdfunding SPV to assert certain rights under state or federal law and to provide instructions regarding the voting of securities or participation in tender offers or similar transactions conducted by the Company. However, because investors hold their interests indirectly through the Crowdfunding SPV, exercising these rights may involve procedural steps that could delay or complicate the process of asserting such rights or providing instructions.

In addition, investors who seek to cause the Crowdfunding SPV to assert rights on their behalf may be required to bear the costs associated with doing so, including legal or administrative expenses. In certain circumstances, those costs could exceed the value of the investor's investment. Furthermore, the process of soliciting and aggregating instructions from multiple investors may be inefficient or time-consuming, which could delay the Crowdfunding SPV's ability to act or result in missed opportunities. Certain contractual provisions governing the Securities or the Company's governing documents may also limit or supersede the ability of individual investors to direct specific actions.

Investors may not have the ability to prevent a sale of the Company.

The non-voting Class B Common Stock issued by the Company to the Crowdfunding SPV contains provisions that may require the holder of the non-voting Class B Common Stock to cooperate in certain transactions approved by the Company's equity holders, including a sale of the Company or substantially all of its assets. The Crowdfunding SPV amended and restated limited liability company agreement includes corresponding provisions intended to allow the Crowdfunding SPV to comply with such primary issuer-level obligations. If the Company's equity holders approve a transaction involving a sale of the Company or substantially all of its assets, the Crowdfunding SPV, as the holder of

the non-voting Class B Common Stock, may be required to cooperate in the consummation of such transaction. As a result, investors participating through the Crowdfunding SPV may not have the ability to prevent or delay a sale of the Company that they believe is not in their best interests. Such a transaction could occur at a time, price, or on terms that some or all Investors would not independently choose and could result in Investors receiving less value for their investment than they expected, or potentially losing their entire investment.

The Securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction involving the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness, and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity in future financing rounds, to employees, and to third-party financing sources in amounts that are uncertain at this time, and as a consequence, the Crowdfunding SPV, as the holder of equity securities of the Company, will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under

the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Commonwealth of Virginia, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the agreement is sufficiently prominent that such a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.

The Offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the price of its Class B Common Stock at $2.50 per share, plus a 3.5% Investor Processing Fee for each transaction (see "*The Offering And The Securities*" for more details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Common Stock, Preferred Stock, other capital stock or additional option grants may dilute the value of your holdings.

In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We have set the price of the Securities with reference to the general status of the securities market and other relevant factors. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Investors will have no ability to impact or otherwise influence corporate decisions of the Issuer.

Pursuant to the Primary Issuer Subscription Agreement, the form of which is attached hereto as <u>Exhibit H</u>, Investors will grant an irrevocable proxy to Peter Perri III, the Chief Executive Officer of the Company to vote their shares of Class B Common Stock on all matters put to a vote of the stockholders, as applicable by law, and Peter Perri III will vote all shares consistently with the majority holders of the Company's Common Stock. Furthermore, transferees of the shares of Class B Common Stock must also agree to be bound by the terms of the Subscription Agreement and all exhibits thereto. Peter Perri III will only terminate on the date that such shares of Class B Common Stock are converted to cash or a cash equivalent but shall continue as to any shares of Class B Common Stock not so converted.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

As a minority shareholder, you will have limited influence over company decisions and face liquidation risks.

The common stock that an investor is buying has no voting rights attached to them. You will additionally be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business and Business History

American Power Gen Co. is a corporation incorporated under the laws of the state of Delaware on December 8, 2025 and headquartered in Houston, Texas. The Company was formed to identify, control, advance, and monetize large-scale electric power generation and related energy infrastructure projects, primarily within the Electric Reliability Council of Texas ("**ERCOT**") market.

The Company focuses on dispatchable electric power generation. "Dispatchable" generation refers to power generation resources that can be turned on, ramped up, ramped down, or shut off at the direction of grid operators in response to system demand and reliability needs. This contrasts with intermittent resources such as wind or solar, whose output depends on weather conditions. The Company's current strategic emphasis is on natural gas-fired simple-cycle combustion turbine facilities, which management believes can provide controllable, rapid-start, and continuous power output with ERCOT's market structure. The Company does not represent that any particular generation technology will be economically superior under all market or regulatory conditions.

The Company does not currently own or operate completed power plants and has not generated revenues to date. Its activities to date have been limited to organizational matters and preliminary development-stage activities.

Business Plan

Development Model and Project Structure

The Company's business plan is development-focused. Rather than constructing and operating power plants as a long-term owner-operator, the Company seeks to advance projects through critical development milestones and position them for monetization through asset sales, joint ventures, sale of project-level equity interests, structured arrangements, or other strategic transactions.

Each individual power generation or large-load infrastructure opportunity (a "**Project**") is expected to be owned directly or indirectly by a separate project-purpose subsidiary (each, a "**Project Company**"), typically formed as a limited liability company. The Company expects to own a majority of each Project Company—in certain circumstances a Project Company may be jointly owned with third parties, strategic investors, or development counterparties. In all cases, the Company expects to exercise control over the management and development of the Project Company.

Investors in this Offering will purchase securities of the Company and will not hold direct equity interests in any project-level subsidiaries based on the terms of this Offering. The assets and liabilities of each Project Company are expected to be structurally separate from those of other Project Companies, although the Company may provide certain support, guarantees, or shared services in the future.

Industry Context

The Company's strategy is premised on management's view that electricity demand in Texas is increasing due to structural drivers including:

- expansion of data centers and artificial intelligence ("**AI**") workloads;
- industrial and manufacturing growth;
- population growth; and
- broader electrification trends.

The Company believes that in certain ERCOT load zones, including the Houston metropolitan region, the availability of interconnectable generation capacity and development-ready sites represents a critical constraint to incremental power supply deployment.

The Company focuses on dispatchable generation technologies, currently emphasizing natural gas-fired simple-cycle combustion turbine configurations, which management believes are capable of providing controllable and continuous power output within ERCOT's market structure. The Company does not represent that any particular generation technology is superior under all regulatory or economic conditions, and future fuel pricing, emissions regulation, and market rules may materially affect project economics.

Development-Stage Focus

The Company seeks to create value by advancing Projects through defined development milestones, which may include:

- identifying and evaluating potential project sites in ERCOT load zones;

- securing site control through ownership, purchase agreements, options, leases, or other contractual arrangements;

- advancing environmental review processes and obtaining air permits;

- conducting engineering and feasibility analyses;

- initiating and progressing through ERCOT interconnection processes, including applicable studies and execution of interconnection documentation;

- negotiating or securing access to natural gas supply and pipeline infrastructure;

- engaging engineering, procurement, and construction ("**EPC**") contractors and original equipment manufacturers ("**OEMs**") in preliminary discussions where applicable;

- pursuing large-load infrastructure coordination where applicable; and

- obtaining power purchase agreements, tolling arrangements, or other offtake agreements for the electric power output of a Project.

The Company seeks to reduce development risk and advance Projects to late-stage or construction-ready status prior to monetization. The Company's current business plan does not presently include the construction and operation of completed power plants, although future strategies may evolve.

There can be no assurance that any Project will reach a monetizable stage or that any transaction will occur on favorable terms or at all.

Project Characteristics

The Company intends to pursue Projects with characteristics that may include the following:

- Generation Technology: Primarily natural gas-fired simple-cycle combustion turbine facilities, designed to provide dispatchable capacity within ERCOT. The Company may evaluate alternative dispatchable technologies in the future, including combined-cycle gas turbines, dual-fuel configurations and other thermal technologies.
- Power Capacity: Utility-scale facilities generally in excess of 200 megawatts per Project, with certain identified opportunities described as approximately 250-500 megawatts in size.
- Location: Projects located within ERCOT load zones, including Houston and South Zone interconnection areas, selected based on factors such as:
  - Proximity to transmission infrastructure;
  - Interconnection capacity availability;
  - Access to natural gas pipelines;
  - Industrial or data center load demand; and
  - Local permitting environment.
- Site Control: Projects for which the applicable Project Company has secured, or is in the process of securing, site control through ownership, long-term lease, option agreements, or other enforceable contractual arrangements.
- Grid Interconnection: Projects that have initiated or progressed within ERCOT's interconnection process and, where applicable, executed interconnection documentation and completed feasibility-level studies.
- Fuel Access: Projects with identified access to natural gas pipeline infrastructure sufficient to support expected generation capacity.
- Development Stage at Monetization: The Company generally intends to advance Projects through meaningful permitting and interconnection milestones prior to pursuing monetization transactions. In certain circumstances, the Company may monetize Projects at earlier stages of development.

<u>Current Development Portfolio</u>

As of the date of this Offering, the Company has identified multiple power generation and large-load infrastructure opportunities in Texas. The Company estimates that its identified portfolio represents approximately three (3) gigawatts ("**GW**") of potential generation capacity. These estimates are preliminary and subject to change. The Company does not currently own all projects described as identified or targeted opportunities and may not ultimately acquire interests in all such projects.

The portfolio includes development-stage opportunities described as having advanced air permitting activities, progress within ERCOT interconnection processes, identified access to natural gas infrastructure, and control of site locations. Development status does not guarantee that any project will reach construction, financing, operation, or monetization.

As of the date of this Offering, the Company has identified two later-stage projects, which the Company defines as being approximately three to six months from anticipated monetization readiness. The Company has also identified two mid-stage projects, which are expected to require approximately six to twelve months to reach monetization readiness, and anticipates pursuing an additional two to four early-stage projects, generally characterized as twelve to eighteen months from anticipated monetization readiness.

While the Company expects to focus primarily on natural gas-fired generation projects, it has also identified large-load data center development sites, each described as having significant acreage and substantial grid interconnection capacity. These opportunities are characterized as identified or targeted projects and may not ultimately be acquired, financed, constructed, developed, or monetized.

<u>Revenue Model</u>

The Company does not currently generate operating revenue from electricity sales. The Company expects that any future revenues, if realized, will primarily be derived from the sale or strategic monetization of development-stage power and infrastructure assets, which may include proceeds from asset sales, sale of project-level equity interests, development fees, or structured transactions related to interconnection rights or site control. There can be no assurance that the Company will successfully complete monetization transactions or generate positive returns.

<u>Operating Costs and Expenses</u>

As a development-stage company with no operating facilities, the Company's expenses currently consist primarily of:

- Legal and professional fees;
- Engineering and consulting expenses;
- Permitting and regulatory costs;
- Interconnection study and related ERCOT fees;
- Site control payments (including option fees or deposits, where applicable);
- General and administrative expenses; and
- Ordinary corporate expenses, including accounting and compliance costs.

Individual Project Companies may incur development-stage expenses specific to their respective Projects. In the future, if a Project advances to construction or operation, additional project-level costs would be incurred, which could include EPC contract costs, equipment procurement costs, debt service, fuel supply arrangements, insurance, and operating and maintenance expenses.

Competition

The Company operates in a competitive environment that includes independent power producers, infrastructure investment funds, private equity-backed development platforms, utilities, vertically integrated energy companies, and other developers active in ERCOT interconnection processes. Many competitors possess substantially greater financial, technical, and operational resources than the Company.

Competition exists for development sites, interconnection capacity, turbine supply, EPC contractor availability, fuel access, and institutional capital. The Company's ability to compete will depend on its capacity to secure and advance development opportunities efficiently and to structure transactions attractive to strategic and financial counterparties.

Customer Base

The Company does not currently have operating customers. In a development-stage context, the Company's anticipated counterparties and target market participants include independent power producers, infrastructure investors, utilities and retail electric providers, hyperscale data center operators and AI infrastructure companies, industrial and manufacturing companies requiring large-load capacity, and strategic energy or infrastructure funds seeking advanced-stage power generation and infrastructure assets within ERCOT.

Supply Chain

As of the date of this filing, the Company has not commenced operations and has not entered into material supply or construction contracts. In the ordinary course of advancing development-stage projects, the Company expects to engage third-party consultants, engineering firms, environmental advisors, interconnection specialists, EPC contractors, OEMs, and professional service providers, as required.

Intellectual Property

The Company does not currently own or hold any registered trademarks, copyrights, or patents.

The Company has registered the following domain name, which it intends to use in connection with its business operations:

- www.americanpowergen.com

The Company anticipates that, as its business develops, it may create or obtain intellectual property rights, including trademarks and copyrights, to protect its brand, materials, and business operations. In addition, the Company expects to implement customary intellectual property assignment and confidentiality agreements with its employees, advisors, and consultants to protect the Company's business methods, know-how, and other proprietary information.

Governmental/Regulatory Approval and Compliance

The Company has not commenced power generation operations and is not currently subject to operating-level utility regulation. However, the development of large-scale power generation facilities in Texas is subject to extensive federal, state, and local regulatory requirements, including environmental and air permitting, ERCOT interconnection processes, transmission and grid compliance requirements, and applicable land-use and local approvals.

The Company's projects may require approvals from environmental and air quality regulators, ERCOT and transmission providers, and other governmental authorities. Future operations, if any, may also be subject to ongoing regulatory compliance obligations. Regulatory requirements are subject to change, and there can be no assurance that required approvals will be obtained on acceptable terms or within anticipated timelines.

Litigation

As of the date of this filing, the Company is not a party to any pending legal proceedings and is not aware of any threatened legal proceedings against it.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees (1)	8.5 %	$8,500.14	8.5%	$424,999.97
Offering Platform & Shareholder Administration Costs	N/A	N/A	2.5%	$125,000.00
Marketing Costs (2)	30.0%	$30,000.51	25.0%	$1,250,000.00
Short-Term Loan	N/A	N/A	3.5%	$175,000.00
Legal & Professional Fees	N/A	N/A	1.0%	$50,000.00
Project Development Costs (3)	49.0%	$49,000.83	52.5%	$2,625,000.00
Working Capital (4)	12.5%	$12,500.21	7.0%	$349,999.64
Total	**100%**	**$100,001.70**	**100%**	**$4,999,999.61**

(1) The amount reflected above represents the commission payable by the Company to the Intermediary, calculated as a percentage of the gross proceeds raised in the Offering. This figure excludes fees payable by the Company to its professional advisors, including attorneys and accountants, as well as fixed and ongoing monthly fees payable to the Intermediary. In addition, the Company will charge each Investor an Investor Processing Fee of 3.5% of the Investor's investment amount, on which the Intermediary will charge a commission, which is reflected in the table above.

(2) This figure represents amounts allocated to marketing and investor outreach, and are expected to include the development and maintenance of offering-related digital infrastructure (including website design and analytics integration), preparation of investor communications and campaign materials, production of a campaign video, digital advertising creative, and related campaign reporting and optimization services.

(3) This figure represents amounts allocated to project development costs. See the section titled "*Business – Business Plan*" for additional information.

(4) Working capital and contingency includes general corporate expenses such as payroll, legal and accounting costs, software and infrastructure expenses, insurance, administrative overhead, and other operating expenses. A portion of these funds may also be used as a contingency reserve to address unforeseen expenses, timing differences in capital deployment, or adjustments to the Company's business plan. The

Company retains discretion to allocate these funds among operating needs based on evolving priorities.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's project development costs and general marketing or general working capital requirements, or the Company's Board of Directors may pursue an alternative strategy, which would impact the allocations set forth above.

DIRECTORS AND OFFICERS

The directors and officer of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Peter Perri III	Director and Chief Executive Officer	Director, Officer and Founder of the Company (December 2025 – Present) *Responsible for overall corporate leadership, strategic direction, and oversight of the Company's operations.* Managing Partner at Jupiter Island Capital, American Power Fund GP (April 2021 – Present) *Originate and manage investments for the Company.* Energy & Infrastructure Investment Banker at Young America Capital (July 2021 – Present) *Raise capital and provide M&A advisory services for companies in energy and infrastructure.*	Bachelor of Arts in Economics from Davidson College (1997)
Vince Palmieri	Director, Chief Financial Officer, President, Secretary, and Treasurer	Director, Officer and Founder of the Company (December 2025 – Present) *Responsible for overall corporate leadership, strategic direction, and oversight of the Company's operations.* Managing Partner at Jupiter Island Capital, American Power Fund GP (April 2021– Present) *Originate and manage investments for the Company.* Energy & Infrastructure Investment Banker at Young America Capital (June 2021 – Present)	Bachelor of Science in Accounting from The Pennsylvania State University (1993) Master of Business Administration from New York University (2003)

		Raise capital and provide M&A advisory services for companies in energy and infrastructure.	

Peter Perri III, Director and Chief Executive Officer

Peter has spent over 20 years building and financing real energy projects, not just talking about them. Peter is an entrepreneur and investor who focuses on reliable power infrastructure, especially the kind needed to support AI and large-scale electricity demand across Texas and the U.S.

As Managing Partner of Jupiter Island Capital, Peter works hands-on in developing power projects that can actually get built. Earlier in his career, Peter helped grow PowerPHASE, leading a $25 million equity raise backed by major energy players including Energy Impact Partners, NextEra Energy, and Xcel Energy.

Peter is known for connecting finance, strategy, and execution, and for building long-term relationships with utilities, manufacturers, and investors. Peter studied economics at Davidson College and completed advanced leadership and investing programs through business schools at Harvard University and University of California Los Angeles.

Vince Palmieri, Director, Chief Financial Officer, President, Secretary, and Treasurer

Vince is a seasoned investor with more than 25 years of experience building, backing, and exiting real businesses. As Co-Founder of Jupiter Island Capital, Vince helps set the firm's investment strategy, leads new opportunities, and works closely with portfolio companies from first check to exit.

Vince has been directly involved in sourcing deals, doing the diligence, structuring investments, and seeing them through execution. Over his career, Vince has worked on dozens of transactions across power generation, infrastructure, manufacturing, and industrial businesses, representing more than $300 million in total enterprise value.

Vince's recent work includes leading the $25 million sale of Autonet Mobile's IP assets to Lear Corporation and an $8 million investment in Optimus Manufacturing Solutions II. Vince is also deeply involved in investor relationships, working closely with limited partners as the firm grows.

Indemnification

Indemnification is authorized by the Company to managers, officers, directors, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION, DEBT, AND OWNERSHIP

Capitalization

The Company's authorized Capital Stock consists of 20,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 10,000,000 shares with the par value of $0.0001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 10,000,000 shares with the par value of $0.0001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"). As of the date of this Form C, 10,000,000 shares of Class A Common Stock are issued and outstanding, and 875,000 shares of Class B Common Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding Capital Stock consists of:

Type	Class A Common Stock
Amount Outstanding	10,000,000
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Class A Common Stock is entitled to 1 votes per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class B Common Stock
Amount Outstanding	875,000
Par Value Per Share	$0.0001
Voting Rights	The Class B Common Stock is non-voting.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no additional securities outstanding.

Outstanding Debt

The Company has the following outstanding debt obligation:

On December 31, 2025, BrightForge Energy LLC ("**BrightForge**"), an affiliate of the Company, provided a loan to the Company in the principal amount of $112,200.00, as evidenced by an unsecured, non-interest-bearing promissory note (the "**Note**"). The loan was made in consideration of a subscription fee advance previously paid by BrightForge for the benefit of the Company under a software license agreement with a third-party data analytics provider. The Note has no scheduled amortization prior to maturity and matures on the earlier of (i) the date that is twenty-four (24) months following the final closing of the Company's crowdfunding or other equity round, and (ii) December 31, 2027. The Note is subordinated to any third-party institutional or project-level financing incurred by the Company in the ordinary course of business. The Company may prepay the Note in whole or in part at any time without penalty. Since inception, this loan has been the Company's sole source of funding.

Previous Offerings of Securities

On January 21, 2026, the Company issued 5,000,000 shares of its Class A Common Stock to each of Peter Perri III and Vince Palmieri, pursuant to separate Restricted Stock Purchase Agreements, for a purchase price of $500.00 per purchaser. The issuances were effected in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The proceeds were applied to general working capital.

Additionally, on January 21, 2026, the Company issued 875,000 shares of its Class B Common Stock to Jonathan Pinto pursuant to a Restricted Stock Purchase Agreement, for a purchase price of $87.50. This issuance was effected in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The proceeds were applied to general working capital.

Ownership

The table below lists the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount	Percentage Ownership (in terms of voting power)
Peter Perri III	5,000,000 shares of Class A Common Stock	50%
Vince Palmieri	5,000,000 shares of Class A Common Stock	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u> and <u>Exhibit B</u>.

Operations

American Power Gen Co. (the "**Company**") was incorporated on December 8, 2025, under the laws of the state of Delaware and is headquartered in Houston, Texas.

Cash and Cash Equivalents

As of December 31, 2025, the Company had cash and cash equivalents of $1,000.00. The Company has no operating history and, accordingly, no meaningful operating cash flows or monthly expenditure trends to disclose at this time.

Liquidity and Capital Resources

The proceeds from this Offering are essential to the Company's operations.

The Company is a development-stage enterprise and does not currently generate operating revenues from electricity sales or other project operations. Accordingly, the Company's ability to continue advancing its development pipeline depends on the successful completion of this Offering and its ability to raise additional capital in the future.

The Company's long-term strategy—advancing development-stage power generation and related infrastructure projects toward construction readiness and monetization—will require substantially greater financial resources than the amounts sought in this Offering. Development-stage power projects typically require significant capital to maintain site control, advance environmental and air permitting, progress through ERCOT interconnection procedures, conduct engineering studies, and negotiate commercial arrangements. The Company anticipates that additional capital raises, strategic transactions, joint ventures, or project-level financings will be necessary to fully advance its current pipeline.

As of the date of this Form C, the Company does not have committed outside sources of capital other than the proceeds of this Offering and an unsecured, non-interest-bearing promissory note in the principal amount of $112,200 payable to BrightForge Energy LLC. The Note matures on the earlier of (i) 24 months following the final closing of a crowdfunding or equity financing round, or (ii) December 31, 2027, and is subordinated to third-party institutional or project-level financing. There can be no assurance that additional financing will be available on acceptable terms, or at all.

Capital Expenditures and Other Obligations

On December 15, 2025, a software license agreement was entered into between a third-party and a separate third-party data analytics provider for access to a site selection and power generation analytics platform. The agreement has a twenty-four (24) month term and an aggregate contract value of approximately $190,000.00. On March 10, 2026 the agreement was assigned to the Company. The Company utilizes this platform in connection with its site selection analyses and related operational planning.

Valuation

The Company has ascribed a pre-Offering valuation of $27,187,500.00 to the Company. The Securities offered hereby are priced based on that valuation, which was determined solely by management and is inherently subjective.

The valuation is not based on historical revenues, earnings, or operating cash flows, as the Company is a development-stage enterprise and has not generated operating revenues from electricity sales. The valuation reflects management's assessment of the Company's development pipeline, strategic positioning within the ERCOT market, perceived market opportunity associated with increasing demand for dispatchable generation and large-load infrastructure, and the potential future monetization of development-stage assets. The valuation was not determined based on an independent appraisal and may not reflect the price at which securities could be sold in an arm's-length transaction. Investors should not rely on the valuation as an indication of the Company's current or future value, and there can be no assurance that future financing rounds, if any, will occur at the same or higher valuation.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

There are several ways to value a company, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a series of securities offerings in order to purchase equipment).

Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They many use different valuation methodologies, or different assumptions about the Company's business and market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A and Exhibit B for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

On March 10, 2026, the Company entered into an assignment and novation agreement with Jupiter Island Capital LLC, an affiliate of the Company, and a third-party provider, pursuant to which Jupiter Island Capital LLC assigned to the Company a software license agreement for a site selection and power generation analytics platform, and the Company assumed all obligations thereunder from and after such date. As a result, the Company is responsible for the remaining payment obligations under the agreement, which are expected to total approximately $167,500.

On December 31, 2025, the Company issued an unsecured, non-interest-bearing promissory note in the principal amount of $112,200 to BrightForge Energy LLC, an affiliate of the Company. Please refer to the section titled "*Capitalization, Debt, and Ownership – Outstanding Debt*" for more information.

Conflicts of Interest

The Company is not aware of any current material conflicts of interest.

THE OFFERING AND THE SECURITIES

The Offering

Overview

The Company is offering a minimum amount of $100,001.70 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.61 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**"), at a purchase price of $2.50 per share on a contingency basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 1, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

Crowdfunding SPV

As an investor in this Offering, you will be purchasing membership interests in American Power Gen CF LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement attached hereto as <u>Exhibit G</u>. The Crowdfunding SPV was organized as a Delaware limited liability company for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding SPV will allow Investors to achieve the same economic exposure, voting power, and information rights in the Class B Common Stock, as if they had invested directly with the Company.

Perks

<u>Affiliate Outreach Bonus</u>

The Company is offering a bonus equity incentive to certain individuals who previously expressed interest in investing in an affiliated fund vehicle.

Eligibility

Investors will be eligible to receive bonus Securities if they are whitelisted by the Company, in its sole and absolute discretion, for participation in the affiliate fund bonus program.

Notwithstanding the foregoing, no Investor shall have any right or entitlement to receive bonus Securities based on any prior expression of interest, communication, outreach, or relationship. All determinations regarding eligibility, the amount of any bonus Securities, and the terms thereof shall be made by the Company in its sole discretion, and the Company reserves the right to modify, suspend, or terminate the bonus program at any time.

Bonus Structure

Eligible Investors will receive ten percent (10%) additional Securities being offered in this Regulation CF Offering.

The bonus Securities will:

- Be issued at no additional cost to the Investor;
- Be calculated based on the dollar amount invested in this Offering; and
- Have the same rights, preferences, privileges, restrictions, and transfer limitations as the Securities purchased in this Offering.

Administration of the Affiliate Outreach Bonus

The bonus will be administered through a designated eligibility identification process maintained in connection with the Offering. The Company will designate certain prospective investors as eligible for the bonus based on prior and/or ongoing outreach conducted by or on behalf of an affiliated fund, including by compiling a list of associated email addresses.

If an investor who has been so designated subscribes for Securities in the Offering using an email address that matches the Company's eligibility records, such investor will automatically receive the applicable 10% bonus Securities at the time of investment. The determination of whether an investor qualifies for the bonus will be made by reference to such matching process.

The Company reserves the right, in its sole discretion, to verify an investor's eligibility for the bonus, to request additional information or documentation in connection therewith, and to adjust or withhold the issuance of bonus Securities if it determines that the applicable eligibility criteria have not been satisfied.

Additional Information

- This bonus applies solely to individuals identified through the fund's prior or qualifying outreach activities.
- The bonus is not transferable and may not be combined with other incentive programs unless expressly disclosed by the Company.
- The issuance of bonus Securities will result in additional dilution to Investors who do not qualify for the bonus.

Time-Based Bonus

The Company is offering additional bonus Securities to Investors who invest within specified time periods following the launch of this Offering.

Eligibility

Investors will be eligible to receive Time-Based Bonus Securities if they:

- Complete an investment through the funding portal within the applicable promotional period measured from the date of the initial Form C; and
- Satisfy all investment requirements and subscription procedures established by the Intermediary.

For purposes of determining eligibility:

- The "first month" bonus period will begin on the day this Offering is launched (the "**Launch Date**"), which is anticipated to be March 25, 2026, and will continue through 11:59 PM Eastern Standard Time (EST) on the date that is thirty (30) calendar days following the Launch Date.
- The "second month" bonus period will begin immediately following the expiration of the first month bonus period and will continue through 11:59 PM EST on the date that is sixty (60) calendar days following the Launch date.

The Company reserves the right to interpret eligibility based on the timestamp recorded by the Intermediary.

Bonus Structure

Eligible Investors will receive bonus Securities as follows:

- 5% additional Securities if the investment is completed within the first month of the Offering;
- 3% additional Securities if the investment is completed within the second month of the Offering.

The bonus Securities will:

- Be issued at no additional cost to the Investor;
- Be calculated based on the dollar amount invested in this Offering; and
- Have the same rights, preferences, privileges, restrictions, and transfer limitations as the Securities purchased in this Offering.

<u>Amount-Based Bonus</u>

The Company is also offering additional bonus Securities based on the aggregate dollar amount invested by an Investor in this Offering.

Eligibility

Investors will be eligible to receive Amount-Based Bonus Securities if their total investment in this Offering equals or exceeds the applicable threshold amount listed below. Eligibility will be determine based on the aggregate dollar amount of Securities purchased by a single Investor account through the Intermediary.

Bonus Structure

Eligible Investors will receive bonus Securities as follows:

- 3% additional Securities for investments of $2,500 or more;
- 5% additional Securities for investments of $5,000 or more;
- 7% additional Securities for investments of $10,000 or more; or
- 10% additional Securities for investments of $25,000 or more.

Please note that the applicable bonus percentage corresponds to the highest threshold by the Investor's aggregate investment amount.

The bonus Securities will:

- Be issued at no additional cost to the Investor;
- Be calculated based on the total dollar invested in this Offering; and
- Have the same rights, preferences, privileges, restrictions, and transfer limitations as the Securities purchased in this Offering.

Maximum Aggregate Bonus Limitation

Notwithstanding anything to the contrary herein, the maximum aggregate amount of bonus Securities that any single Investor may receive in connection with this Offering, whether pursuant to the Affiliate Outreach Bonus, the Time-Based Bonus, or the Amount-Based Bonus shall not exceed twenty percent (20%) of the number of Securities otherwise purchased by such Investor in this Offering (the "**Bonus Cap**").

For the avoidance of doubt, if an Investor qualifies for multiple bonus programs, the total number of bonus Securities issued to such Investor shall be limited to the Bonus Cap, and any bonus amounts in excess thereof shall be automatically reduced or reallocated by the Company to comply with this limitation. The Company shall determine the application of the Bonus Cap in its sole discretion.

General Bonus Terms

For the avoidance of doubt, the Amount-Based Bonus and the Time-Based Bonus may be combined, subject in all cases to the Bonus Cap described above.

Fractional Securities will not be issued in connection with any bonus program. Any bonus Securities otherwise issuable shall be rounded down to the nearest whole Security.

All bonus Securities and other incentives described herein will be allocated to Investors upon the termination of the Offering, unless otherwise determined by the Company in coordination with its registrar or transfer agent. The date and time of a funded subscription, as recorded by the Intermediary, will be used to determine eligibility for, and allocation of, any applicable Perks.

DealMaker Securities LLC has not been engaged to assist in the distribution of any bonus Securities or Perks and will not receive any compensation in connection therewith.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "**Intermediary**"), including executing the subscription agreement for the purchase of the Crowdfunding SPV's non-voting common membership interests (the "**SPV Subscription Agreement**"), and complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Once the Offering Deadline is within 48 hours, investment commitments become irrevocable and may not be canceled for any reason, even if made during this period. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering, and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount, by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new Offering deadline.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

The Intermediary will receive a cash commission in the amount of 8.5% of the dollars raised in the Offering. The Intermediary and its affiliates will receive monthly fees totaling $15,000.00.

The Securities

We request that you please review this Form C, the Company's Amended and Restated Certificate of Incorporation attached as Exhibit D (the "**Charter**"), form of Bylaws attached as Exhibit E (the "**Bylaws**"), the operating agreement of the Crowdfunding SPV attached as Exhibit F, the, the SPV Subscription Agreement attached as Exhibit G, and the Primary Issuer Subscription Agreement between the Company and the SPV attached as Exhibit H, (collectively, the "**Governing Agreements**"), in conjunction with the following summary information. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

Terms of the Class B Common Stock

Voting and Control

Pursuant to the Company's Charter, shares of Class B Common Stock are non-voting and shall have no right to notice of any stockholders' meeting, except as otherwise required by applicable law.

Except for voting rights, the rights, preferences, powers, privileges, restrictions, qualifications and limitations of the Class B Common Stock are identical to those of the Company's Class A Common Stock, and for all purposes under the Charter, the Class A Common Stock and the Class B Common Stock together constitute a single class of capital stock of the Company.

As a result, holders of Class B Common Stock will not have the ability to vote on the election of directors or on other matters submitted to a vote of stockholders, except to the limited extent required by law.

The Company and its stockholders are subject to the Charter and Bylaws, which provide for, among other things, the authority of the Board of Directors to fix the number of directors and manage the business and affairs of the Company.

Dividend Rights

Holders of Class B Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, subject to applicable law and the Charter. Holders of Class B Common Stock participate ratably with the holders of Class A Common Stock in any dividends declared by the Board. The Company has not indicated any obligation to declare dividends, and the declaration of dividends remains within the discretion of the Board of Directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders, after payment of all debts and liabilities of the Company and subject to applicable law. The Class B Common Stock participates in such distributions on the same pro rata basis as the Class A Common Stock.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have, indirectly, in the Company.

Rights and Preferences

The Class B Common Stock does not have any special rights, preferences, or privileges other than those set forth in the Charter. The Company reserves the right to amend its Charter in the manner prescribed by statute, which may adversely affect the rights of holders of Class B Common Stock, subject to applicable law.

Restrictions on Transfer

The Bylaws provide that no holder of shares of stock of the Company may sell, transfer, assign, pledge, or otherwise dispose of or encumber any shares without the prior written consent of the Company, acting through its Board of Directors.

In addition, prior to any permitted transfer:

- The transferring stockholder must provide written notice to the Company specifying the proposed transferee and the terms of the proposed transfer.
- The shares are subject to a right of first refusal in favor of the Company (and/or its assignees), exercisable within the time period specified in the Bylaws.
- Any transfer not made in strict compliance with the Bylaws will be null and void and will not be recorded on the books of the Company.

The foregoing transfer restrictions, including the right of first refusal, terminate upon the first public offering of the Company's securities pursuant to an effective registration statement under the Securities Act of 1933.

Certificates (or, in the case of uncertificated shares, written notices) representing shares will bear appropriate legends reflecting the transfer restrictions and right of first refusal set forth in the Bylaws.

Other Material Terms

- The Securities do not have a stated return.

Limitations on Investor Rights; Minority Holder Considerations

As a holder of Class B Common Stock, you will be a minority stockholder of the Company and, as such, will have limited rights with respect to the Company's corporate actions. These actions may include, without limitation, additional issuances of securities, repurchases of securities by the Company, a sale of the Company or its significant assets, and transactions involving related parties. Investors in this Offering may hold rights that are more limited than those of other investors and will have minimal ability to influence the Company's management or corporate affairs.

The Class B Common Stock does not carry any voting rights, whether with respect to the election of directors or other matters submitted to a vote of stockholders, except to the limited extent required by applicable law. Accordingly, holders of Class B Common Stock will not have the ability to participate in stockholder voting decisions or to approve amendments to the Charter or Bylaws, which may be effected in accordance with applicable law and may adversely affect the rights of holders of Class B Common Stock.

In addition to the Governing Agreements, the rights of holders of Class B Common Stock are subject to the terms of the Charter and Bylaws. All statements in this Form C Offering Statement regarding voting rights and control are qualified in their entirety by reference to the Governing Agreements.

Dilution

Investors should be aware of the potential for dilution. When an investor acquires securities representing an ownership interest in a company, the investor's percentage ownership may decrease over time as a result of the issuance of additional securities by the Company. This decrease in ownership percentage is commonly referred to as dilution.

Dilution may occur if the Company issues additional shares of capital stock or other equity interests. As a result, although the overall value of the Company may increase, the proportionate ownership interest represented by an Investor's Securities will decrease, and the Investor will hold a smaller percentage of a larger enterprise. The number of outstanding securities may increase for a variety of reasons, including, without limitation, equity offerings (such as an initial public offering, subsequent crowdfunding offerings, venture capital financings, or angel investments), the exercise of employee equity awards, or the conversion of convertible instruments into equity securities.

If the Company issues additional securities, Investors may experience dilution in value, with each share representing a smaller portion of the Company's overall value, as well as dilution in control, with a corresponding reduction in ownership percentage. Investors may also experience dilution in earnings per share; however, such impact is generally relevant only if the Company declares dividends, which early-stage companies typically do not, as they generally reinvest earnings to support growth.

Accordingly, Investors should carefully consider that actions taken by the Company may result in a reduction in the value of the Securities, ownership percentage, voting influence, and earnings per share.

Transfer Agent and Registrar

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Peter Perri III	
(Signature)	
Peter Perri III	
(Name)	
Director and Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter Perri III	
(Signature)	
Peter Perri III	
(Name)	
Director and Chief Executive Officer	
(Title)	
March 25, 2026	
(Date)	

[Signature page to American Power Gen Co. Form C]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vince Palmieri
_____
(Signature)

Vince Palmieri
_____
(Name)

Director
_____
(Title)

March 25, 2026
_____
(Date)

EXHIBIT A

Company Audited Financial Statements

EXHIBIT B

American Power Gen CF LLC Audited Financials

EXHIBIT C

Offering Page found on Intermediary's Portal

EXHIBIT D

American Power Gen Co. Amended and Restated Certificate of Incorporation

EXHIBIT E

American Power Gen Co. Bylaws

EXHIBIT F

American Power Gen CF LLC Operating Agreement

EXHIBIT G

American Power Gen CF LLC Subscription Agreement

EXHIBIT H

Primary Issuer Subscription Agreement

EXHIBIT I

Pitch Deck

EXHIBIT J

Video Transcript

Exhibit A

Company Audited Financial Statements

AMERICAN POWER GEN CO.

FINANCIAL STATEMENTS

As of December 31, 2025, and for the period from inception (December 8, 2025) through December 31, 2025

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Power Gen Co.
Larchmont, NY

Opinion

We have audited the financial statements of American Power Gen Co. which comprise the balance sheet as of December 31, 2025 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception (December 8, 2025) through December 31, 2025 and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of American Power Gen Co. as of December 31, 2025 and the results of its operations and its cash flows for the period from inception (December 8, 2025) through December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of

users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

March 23, 2026
Calabasas, California

AMERICAN POWER GEN CO.

BALANCE SHEET

(USD)	As of December 31,2025
ASSETS	
Current Assets:	
Cash	$1,000
Total current assets	1,000
Total Assets	$1,000
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current Liabilities:	
	-
Total Current Liabilities	$ -
Non-Current Liabilities:	
Debt	112,200
Total Non-Current Liabilities	112,200
Total Liabilities	$112,200
Stockholders' Deficit	
Common Stock	-
Additional paid-in capital	1,000
Accumulated Deficit	(112,200)
Total Stockholders' Deficit	(111,200)
Total Liabilities and Stockholders' Deficit	$1,000

See accompanying notes to financial statements.

AMERICAN POWER GEN CO.

STATEMENT OF OPERATIONS

(USD)	For the period from Inception (December 8, 2025) through December 31, 2025,
Revenue	-
Cost of Revenue	-
Gross Profit/(Loss)	$ -
Operating Expenses	
General and administrative expenses	112,200
Total Operating Expenses	$ 112,200
Net Income Before Taxes	(112,200)
Benefit/(Provision) for income taxes	-
Net Loss	$(112,200)

See accompanying notes to financial statements.

AMERICAN POWER GEN CO.

STATEMENT OF STOCKHOLDERS' DEFICIT

(USD)   *For the period from Inception (December 8, 2025) Through December 31, 2025*

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance at December 8, 2025	-	-	-	-	-
Common stock	-	-	-	-	-
Additional Paid in Capital	-	-	1,000	-	1,000
Net loss	-	-	-	(112,200)	(112,200)
Balance at December 31, 2025	-	-	1,000	$(112,200)	$(111,200)

See accompanying notes to financial statements.

AMERICAN POWER GEN CO.

STATEMENT OF CASH FLOWS

(USD)	For the period from Inception (December 8, 2025) through December 31, 2025,
OPERATING ACTIVITIES	
Net (Loss)	$(112,200)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Changes in Operating Liabilities:	-
Net cash provided by operating activities	$ (112,200)
INVESTING ACTIVITIES	
Net Cash Flow from Investing Activities	$ -
FINANCING ACTIVITIES	
Additional Paid in Capital	1,000
Proceeds from borrowings	112,200
Net Cash Flow from Financing Activities	113,200
NET CASH INCREASE FOR PERIOD	$1,000
Cash at beginning of period	
CASH AT END OF PERIOD	$1,000

See accompanying notes to financial statements

AMERICAN POWER GEN CO.

NOTES TO FINANCIAL STATEMENTS

For the period from Inception (December 8, 2025) Through December 31, 2025

1. Nature of Operation

American Power Gen Co. (the "Company") is a corporation incorporated in the State of Delaware. The Company is engaged in other financial investment activities (Business Code 523900), including investment, holding, and management of financial assets and related activities. The Company operates in accordance with applicable federal and state laws governing financial and investment activities.

The Company's strategy is focused on developing power generation infrastructure and data centers to support artificial intelligence ("AI") and high-growth electricity demand. The Company originates and develops grid-connected power assets, advances permitting and interconnection processes, and seeks to build and monetize scalable energy infrastructure to support data centers, industrial expansion, and broader electrification trends.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting. Under this method, revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606,
Revenue from Contracts with Customers:

(1) identification of contract with customers,
(2) determination of performance obligations,
(3) measurement of the transaction price,
(4) allocation of transaction price to the performance obligations, and
(5) recognition of revenue when or as the company satisfies each performance obligation.

AMERICAN POWER GEN CO.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (DECEMBER 8, 2025) THROUGH DECEMBER 31, 2025

The Company is primarily engaged in financial investment activities. Revenue consists of interest income, dividend income, and realized gains or losses on investments. Interest income is recognized over time using the effective interest method. Dividend income is recognized when the right to receive payment is established. Realized gains and losses are recognized when investments are sold or otherwise disposed of.

Income Taxes

The Company is organized as a C Corporation and is subject to U.S. federal and applicable state income taxes. Accordingly, the Company files its federal income tax return on Form 1120, U.S. Corporation Income Tax Return. Income taxes are accounted for in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements carrying amounts and the tax bases of assets and liabilities.

3. Cash

Cash and cash equivalents include cash held in bank accounts and highly liquid investments with maturities of three months or less. As of December 31, 2025, the Company had $1,000 in cash, which is fully insured under the FDIC limit of $250,000 per depositor per institution.

4. Debt

As of December 31, 2025, the Company had an unsecured promissory note payable of $112,200. The loan funded startup and formation costs, including legal, software, organizational, and capital-raising expenses.

The note is non-interest bearing, unsecured, and may be prepaid at any time without penalty.

The outstanding principal is due on the earlier of:

24 months after the final closing of the Company's crowdfunding or equity financing round, or December 31, 2027

Debt Schedule (As of December 31, 2025)

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Date	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note	$112,200	0%	31-Dec-25	31-Dec-27	-	112,200	112,200
Total					$ -	$112,200	$112,200

The note is subordinate to third-party institutional debt or project-level financing incurred in the ordinary course of business, unless otherwise agreed in writing.

An event of default occurs only if:

principal is not paid when due, after written notice and a 30-day cure period, or
the Company dissolves or becomes insolvent without the note being assumed by a successor.

No officer, director, manager, member, or shareholder has personal liability under the note.

5. Stockholders' Deficit

As of December 31, 2025, the Company had not issued any common shares.

During the period, the Company received $1,000 from its founders for the future issuance of 10,000,000 shares of common stock at a par value of $0.0001 per share.

Because the Board did not approve the share issuance until January 16, 2026, and the subscription agreements were not executed until January 21, 2026, the $1,000 was recorded as an additional paid-in capital as of December 31, 2025.

Voting Rights

Subsequent to year-end, the Company adopted an Amended and Restated Certificate of Incorporation establishing a dual-class common stock structure. Under this structure, holders of Class A Common Stock possess all voting power, with each share entitled to one vote on all matters submitted to stockholders, including the election of directors. Holders of Class B Common Stock are non-voting and are not entitled to vote or receive notice of stockholder meetings, except as required by law.

Certain significant actions, including amendments to the Certificate of Incorporation or Bylaws, issuance of additional equity, mergers, or dissolution, require approval of stockholders holding the requisite voting power in accordance with Delaware law and the Company's governing documents.

6. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As of December 31, 2025, the Company had no revenue, a net loss of $112,200, an accumulated deficit of $112,200, cash of $1,000, and debt of $112,200. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

AMERICAN POWER GEN CO.

After year end, the Company received an additional loan advance and had approximately $50,900 in available cash as of mid-February 2026. Management expects this funding to support near-term operations, but additional financing may still be needed.

The financial statements do not include any adjustments that may result from this uncertainty.

7. Related Party Transaction

As of December 31, 2025, the $112,200 loan payable to BrightForge Energy LLC.(BFE) was a related-party balance, as BFE is owned or controlled by parties related to the Company's founders and shareholders.
The loan is evidenced by a promissory note, is non-interest bearing, unsecured, and matures on December 31, 2027. As of December 31, 2025, the entire outstanding balance is classified as non-current.

8. Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and debt, approximate their fair values due to the short-term nature of these instruments.
ASC 820, Fair Value Measurement, establishes a fair value hierarchy that prioritizes the inputs used to measure fair value into three levels:

Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than quoted prices included in Level 1.
Level 3: Unobservable inputs supported by little or no market activity.

As of December 31, 2025, the Company did not hold any financial instruments measured at fair value on a recurring basis.

9. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash held in financial institutions.

The Company maintains its cash balances with a reputable financial institution. These balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor. As of December 31, 2025, the Company's cash balance of $1,000 did not exceed the insured limits.

10. Commitments and Contingencies

Contingencies
The Company's operations are subject to various federal and state regulations applicable to financial and investment activities. Failure to comply with such regulations could result in fines, penalties, or restrictions on operations. As of December 31, 2025, the Company was not involved in any legal proceedings, nor was management aware of any pending or threatened litigation that would have a material impact on the Company's financial position or results of operations.
Commitments
The Company may enter into agreements with service providers, consultants, and other vendors in the normal course of operations. As of December 31, 2025, the Company did not have any significant long-term contractual commitments.
Other Commitments
The Company may seek additional financing through equity issuances, debt arrangements, or other capital-raising activities to support its operations and growth plans. Any such arrangements may result in future commitments or obligations that are contingent upon the execution of definitive agreements and approval by management and the Board of Directors.

11. Subsequent Events

On January 16, 2026, the Company adopted an Amended and Restated Certificate of Incorporation establishing a dual-class common stock structure consisting of Class A Common Stock (voting) and Class B Common Stock (non-voting). Under this structure, holders of Class A Common Stock are entitled to one vote per share on all matters submitted to stockholders, while holders of Class B Common Stock do not have voting rights, except as required by law. In connection with this restructuring, on January 21, 2026:

(i) *The Company issued an aggregate of 10,000,000 shares of Class A Common Stock to its founders in connection with previously received capital contributions and founder equity arrangements, which were fully vested upon issuance.*
(ii) *The Company issued 875,000 shares of Class B Common Stock to an investor for cash consideration of $87.50, at a purchase price of $0.0001 per share. The shares were fully vested upon issuance.*

Exhibit B

American Power Gen CF LLC Audited Financial Statements

AMERICAN POWER GEN CF LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED JANUARY 28, 2026 (INCEPTION)

INDEX TO FINANCIAL STATEMENTS

_____



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Power Gen CF LLC
State of Delaware

Opinion

We have audited the financial statements of American Power Gen CF LLC (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (January 28, 2026), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (January 28, 2026), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 12, 2026
Calabasas, California

AMERICAN POWER GEN CF LLC
BALANCE SHEET

	(Inception Date)
As of	**January 28, 2026**
(Amounts in U.S. Dollars)	
ASSETS	
Current Assets	
Cash	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	
Total Liabilities	-
MEMBER'S EQUITY	
Members' Equity/(Deficit)	-
Total Member's Equity/(Deficit)	-
Total Liabilities and Member's Equity/(Deficit)	$ -

See accompanying notes to financial statements.

AMERICAN POWER GEN CF LLC

STATEMENT OF OPERATIONS

	For the One Day Ended January 28, 2026
(Amounts in U.S. Dollars)	
Net Revenue	$ -
Cost of Revenue	-
Gross Profit/(Loss)	-
Operating Expenses	
General and Administrative	-
Total Operating Expenses	-
Net Operating Income/(Loss)	-
Income/(Loss) Before Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Loss)	$ -

See accompanying notes to financial statements.

4

AMERICAN POWER GEN CF LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY/(DEFICIT)

(Amounts in U.S. Dollars)	Member's Equity/(Deficit)
Balance - January 28, 2026 (Inception)	$ -
Net Income/(Loss)	-
Balance - January 28, 2026	$ -

See accompanying notes to financial statements.

AMERICAN POWER GEN CF LLC
STATEMENT OF CASH FLOWS

	For the One Day Ended January 28, 2026
(Amounts in U.S. Dollars)	
Cash Flows From Operating Activities	
Net Income/(Loss)	$ -
Net Cash Provided/(Used In) Operating Activities	-
Cash Flows From Investing Activities	
Net Cash Provided/(Used in) Investing Activities	-
Cash Flows From Financing Activities	
Net Cash Provided/(Used in) Financing Activities	-
Net Change in Cash	
Cash - Beginning of the Period	-
Cash - End of the Period	$ -
Supplemental Disclosure of Cash Flow Information	
Cash Paid for Interest	$ -
Cash Paid for Taxes	$ -

See accompanying notes to financial statements.

AMERICAN POWER GEN CF LLC
Notes to Financial Statements
As of and For the One Day Ended January 28, 2026 (Inception)
_____

Notes to Financial Statements

1. Nature of Operations

American Power Gen CF LLC (the "Company") was formed on January 28, 2026, in the State of Delaware. The Company is a special purpose vehicle ("SPV") established to facilitate investor participation in a Regulation Crowdfunding offering for American Power Gen Co. American Power Gen Co. was formed to develop, own, and operate a portfolio of power generation facilities.

The Company's intended purpose is to pool capital raised from investors and invest such proceeds in securities issued in connection with the crowdfunding offering. The Company does not conduct independent operating activities and is expected to function solely as an investment vehicle associated with the offering.

As of the inception date, the Company has not commenced operations, has not opened a bank account, and has not entered into any financial transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company was formed on January 28, 2026 and has had no operating activity from inception through January 28, 2026.

Accounting Method
The Company maintains its accounting records on the accrual basis of accounting in accordance with U.S. GAAP.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. As of January 28, 2026, no estimates were required due to the absence of financial activity.

Income Taxes
The Company intends to be taxed as a C-Corporation for federal and state income tax purposes. Deferred tax assets and liabilities are recognized for the expected future tax

AMERICAN POWER GEN CF LLC
Notes to Financial Statements
As of and For the One Day Ended January 28, 2026 (Inception)
_____

consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. As of January 28, 2026, the Company had no taxable income and no deferred tax assets or liabilities. Accordingly, no income tax provision has been recorded.

Related Parties

American Power Gen Co., the intended Manager of the Company and the entity for which the Company was formed to facilitate a Regulation Crowdfunding offering, is considered a related party under ASC 850 due to common control and its role in organizing the Company. As of January 28, 2026, no related-party transactions had occurred.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash deposits. As of January 28, 2026, the Company had not opened a bank account and held no financial instruments.

Contingencies and Commitments

The Company accounts for contingencies in accordance with ASC 450. Loss contingencies are recognized when probable and reasonably estimable.

Subsequent Events

Management has evaluated subsequent events through the date the financial statements were available to be issued. Certain non-adjusting subsequent events occurred and are disclosed in Note 7.

3. Contingencies and Commitments

As of January 28, 2026, the Company had no contractual commitments, legal proceedings, or contingent liabilities.

4. Debt

As of January 28, 2026, the Company had no outstanding debt obligations.

5. Members' Equity

As of January 28, 2026 (inception), the Company had not issued any membership units and had not received any capital contributions. Accordingly, no Members were admitted as of that date and no ownership interests were outstanding.

AMERICAN POWER GEN CF LLC
Notes to Financial Statements
As of and For the One Day Ended January 28, 2026 (Inception)
_____

Voting Rights

Members do not have direct control over the operations of American Power Gen CF LLC. The Company is managed by American Power Gen Co., which serves as Manager and holds primary decision-making authority over the Company's business and affairs, subject to the terms of the operating agreement and applicable law. The Units are generally non-voting, except as otherwise required by law or as provided in the operating agreement. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the Company, may require approval of members holding the required majority interest as specified in the operating agreement.

Distribution Rights

The Company is structured to function solely as a crowdfunding investment vehicle and does not generate independent operating revenues. To the extent the Company receives distributions or other proceeds in respect of the securities of American Power Gen Co. held by the Company, such amounts will be allocated and distributed to members on a pro-rata basis in accordance with their respective ownership interests. Distributions, when declared, may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions under the operating agreement and applicable securities laws. Transfers are generally prohibited during the initial one-year holding period, except in limited circumstances, including transfers to American Power Gen Co., to accredited investors as defined under SEC Rule 501, to certain family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to the terms of the operating agreement, manager approval where applicable, and compliance with applicable securities law requirements. Upon dissolution of the Company, members may receive distributions of underlying securities or liquidation proceeds, as applicable.

6. Related Party Transactions
American Power Gen Co., the intended Manager of the Company and the entity for which the Company was formed to facilitate a Regulation Crowdfunding offering, is considered a related party due to common control. As of January 28, 2026, no related-party transactions had occurred.

AMERICAN POWER GEN CF LLC
Notes to Financial Statements
As of and For the One Day Ended January 28, 2026 (Inception)
_____

7. Subsequent Events

On February 23, 2026, the Company executed a First Amended and Restated Limited Liability Company Agreement establishing the governance structure of the Company and providing for the issuance of a single class of Units in connection with the planned Regulation Crowdfunding offering.

The Units are non-voting except as required by law or as otherwise provided in the Agreement. Holders of Units are entitled to receive distributions, if any, on a pro rata basis in accordance with their respective Percentage Interests.

Upon liquidation of the Company, distributions of remaining assets, if any, are to be made to Members pro rata in accordance with their positive capital account balances after satisfaction of liabilities.

The number of Units authorized is not fixed and will correspond on a one-to-one basis with the securities acquired from American Power Gen Co. in accordance with the Company's structure as a crowdfunding investment vehicle.

8. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of January 28, 2026 (inception), the Company has not commenced operations and has not generated revenues. The Company was formed to facilitate participation in a Regulation Crowdfunding offering and intends to invest substantially all raised capital into American Power Gen Co.

American Power Gen Co. currently has short-term borrowings from a related entity. Repayment of these borrowings is expected to be dependent, in part, on the successful completion of the planned Regulation Crowdfunding offering.

The Company's ability to continue as a going concern is dependent upon (i) its ability to successfully raise capital through the planned crowdfunding offering and (ii) the financial viability and liquidity of American Power Gen Co. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are issued.

Management intends to raise capital through the planned crowdfunding offering. No adjustments have been made to the financial statements to reflect the possible future effects of this uncertainty.

Exhibit C

Offering Page found on Intermediary's Portal



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AMERICAN POWERGEN

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You don't have to pick which AI company wins. Invest in the infrastructure every one of them needs — at the development stage, before institutional capital reprices the opportunity.

- **440+** new Texas data centers planned — all need power
- **3-GW**-plant construction begins in 2026
- Multiple acquisition offers already received
- Leadership has exited 12+ energy projects to buyers

Invest now — before we scale alongside America's growing energy demand.

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PROBLEM

The AI Bottleneck Is No Longer Chips. It's Electricity

Behind every AI breakthrough is a data center requiring massive amounts of always-on power. By 2030, these data centers will require more energy than Germany and France combined[6]. America already has 7X as many data centers as the next closest country. But with global AI spend on pace to reach $2 trillion this year, the race is accelerating. To keep this lead, America needs new sources of local, reliable, 24/7 electricity.

3X

More Power To deliver the required data center infrastructure, the United States will need to more than triple its annual power capacity over the coming years —from 25 GW of demand in 2024 to more than 80 GW in 2030.

$2 trillion

But with global AI spend potentially hitting $2 trillion this year, the race is on.

24/7 electricity

To keep this lead, America needs new sources of local, reliable, 24/7 electricity.



SOLUTION

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Our expertise goes beyond utility-scale operations into ground-up energy development — the slow, complex work that institutional buyers don't want to do themselves. We secure the land, permits, grid interconnection, and long-term gas supply so that when buyers like AI companies or large-scale operators arrive, they find shovel-ready projects, not years of uncertainty.

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 **Land secured**
Land secured across multiple development sites in high-demand ERCOT zones.

 **Natural gas supply lined up**
enabling firm, always-on generation.

 **ERCOT interconnection studies completed**
ensuring grid connection.



Air permits submitted
and under review.


Zoning and local development requirements cleared
removing a key friction point.


Multiple acquisition offers
from institutional buyers.


AP&G AMERICAN POWERGEN

Developing Power Plants for the Growing
U.S. Energy Demand

A U.S. based power development company

$4,999,999.61 Regulation CF Offering

 

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WHY TEXAS
—

The Number of Data Centers in Texas is Doubling

By the end of 2026, Texas electricity demand will have grown 11% in three years — more than double the national average[3]. That's driven in part by its 400+ data centers, second only to Virginia[4]. But Virginia's regulators recently blocked $98M in new projects[5]. With abundant land, natural gas access, and welcoming regulators, 440+ new Texas data centers are coming. The problem: getting the power they need online is slow, expensive, and overly complicated.

WHY NATURAL GAS
—

43% of America's Electricity Comes From Natural Gas[7]

That's not an accident. Wind and solar can't deliver the reliability data centers require. Nuclear is a decade away with enormous regulatory hurdles. Natural gas is fast to deploy, flexible to operate, and provides always-on power exactly where and when it's needed. For AI data centers running 24/7, it checks every box.




APG AMERICAN POWERGEN
Developing Power Plants for the Growing U.S. Energy Demand
A U.S. based power development company
$4,999,999.61 Regulation CF Offering

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EXPANSION

—

We Plan to Scale Our Project Pipeline 3X+ by 2028

Your investment fuels the next wave of projects – building on proven momentum, a clear development path, and institutional-grade appeal. Our repeatable model is designed to scale into new sites as demand grows.

Phase	Capacity	Status	Construction Readiness
Initial Portfolio	~3 GW	Late-Stage	2026
Expansion Phase I	3-4 GW	Advanced Development	2027
Expansion Phase II	3-4 GW	Early-to-Mid Development	2028

COMPETITIVE ADVANTAGE

—

Strategic. Risk-Aware. Exit-Focused.

This is the kind of infrastructure opportunity most investors never see: energy assets early enough to offer meaningful upside, but far enough along to be de-risked and real.

- **Years Ahead:** Permits filed. Land secured. Gas sourced. Grid studies done.
- **The Right Location:** Houston is ground zero for surging demand and constrained capacity.
- **Accessible Natural Gas:** Natural gas is the most reliable path to meet AI energy needs at scale.
- **Proven Leadership:** Developed and built 10+ GW of power generation with successful exits
- **Positioned For Sale:** To infrastructure funds, utilities, strategic acquirers, or platform-level exits

PERKS

—

Early Investor Perks

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DEVELOPMENT TEAM
—

Decades of Energy Expertise. Multiple Exits to Institutional Buyers.

With $5B+ in transaction history and 12 successful power plant project exits, the team brings the network, operational expertise credibility to execute on this opportunity. *



Peter Perri
CEO

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- 20+ years building and financing power infrastructure across the U.S., with a focus on firm, dispatchable energy
- Led growth of PowerPHASE and a $25M equity raise backed by major energy players including NextEra and Energy Impact Partners
- Known for aligning strategy, capital, and execution, with deep networks across utilities, manufacturers, and investors

Vince Palmieri
CFO

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- 20+ years building and financing power infrastructure across the U.S., with a focus on firm, dispatchable energy
- Led growth of PowerPHASE and a $25M equity raise backed by major energy players including NextEra and Energy Impact Partners
- Known for aligning strategy, capital, and execution, with deep networks across utilities, manufacturers, and investors

Frequently Asked Questions

1. Why invest in startups? ⌄

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4. What are the tax implications of an equity crowdfunding investment? ⌄

5. Who can invest in a Regulation CF Offering? ⌄

6. What do I need to know about early-stage investing? Are these investments risky? ⌄

7. When will I get my investment back?

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9. Exceptions to limitations on selling shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

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APG AMERICAN POWERGEN

Sources
1. https://www.weforum.org/stories/2025/12/ai-energy-nexus-ai-future/
2. https://programs.com/resources/data-center-statistics/
3. https://insider.govtech.com/texas/news/texas-energy-demand-expected-to-grow-at-average-of-11-percent-through-2026
4. https://americanedgeproject.org/wp-content/uploads/2025/12/Americas-AI-Surge-Powering-Growth-in-Every-State.pdf5. https://www.vpm.org/generalassembly/2026-01-16/2026-data-center-bills-thomas-hb155-mcauliff-hb503-pjm-dominion-energy
6. https://www.iea.org/reports/energy-and-ai/executive-summary
7. https://www.eia.gov/energyexplained/electricity/electricity-in-the-us.php

* : Past performance is not a guarantee of future results. Current performance may be lower or higher than the performance quoted. Comparisons to other companies or investments are provided for informational purposes only and do not imply future performance. Past performance is not indicative of future results. The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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Exhibit D

American Power Gen Co. Amended and Restated Certificate of Incorporation

AMERICAN POWER GEN CO.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

American Power Gen Co., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows:

1. The name of this corporation is American Power Gen Co. and that this corporation was originally incorporated pursuant to the DGCL on December 8, 2025, under the name American Power Gen Co.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of January, 2026.

By: /s/ Peter Perri III
Peter Perri III, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:24 PM 01/16/2026
FILED 05:24 PM 01/16/2026
SR 20260194189 - File Number 10428859

1

AMERICAN POWER GEN CO.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

I. NAME

The name of this corporation is American Power Gen Co.

II. ADDRESS AND REGISTERED AGENT

The registered office of the corporation in the State of Delaware shall be 262 Chapman Rd Ste 240, Newark, New Castle County, Delaware 19702, and the name of the registered agent of the corporation in the State of Delaware at such address is Republic Registered Agent LLC.

III. PURPOSE

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV. CAPITAL STOCK

The total number of shares of all classes of stock that the Corporation has authority to issue is 20,000,000, consisting of 20,000,000 shares of Common Stock, $0.0001 par value per share (the "**Common Stock**").

The Common Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers, and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate of Incorporation (this "**Certificate**"), (i) 10,000,000 shares of Common Stock are designated "**Class A Common Stock**"; and (ii) 10,000,000 shares of Common Stock are designated "**Class B Common Stock**".

A. **Common Stock**. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class B Common Stock are identical with those of the Class A Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate, the Class A Common Stock and the Class B Common Stock shall together constitute a single class of shares of the capital stock of the corporation.

1. **Voting**.

1.1   Class A Common Stock.

(a)   Except as otherwise required by law or this Certificate of Incorporation, the holders of the Class A Common Stock shall possess exclusively all voting power, and each holder of Class A Common Stock shall have one vote in respect of each share held by him or her of record on the books of the corporation for the election of directors and on all matters submitted to a vote of shareholders of the corporation.

1.2   Class B Common Stock.

(a) Except as otherwise required by law, shares of Class B Common Stock shall be non-voting and shall have no right to notice of any stockholders' meeting.

V. DIRECTORS AND STOCKHOLDERS

A.   The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B.   Directors shall be elected at each annual meeting of stockholders to hold office until such next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C.   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D.   Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E.   The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to a vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F.   Unless and except to the extent the Bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VI. LIABILITY AND INDEMNIFICATION

A.   The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B.   To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the corporation (and any other person to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholder or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.   Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII. MODIFICATION, AMENDMENT OR REPEAL OF DESIGNATED PROVISIONS

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

[Remainder of this page intentionally left blank.]

Exhibit E

American Power Gen Co. Bylaws

BYLAWS
OF
AMERICAN POWER GEN CO.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware is 262 Chapman Road Suite 240, in the City of Newark, County of New Castle, Zip Code 19702 or in such other location as the Board of Directors of the corporation (the "**Board of Directors**") may from time to time determine or the business of the corporation may require.

Section 2. Other Offices. The corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 1. Corporate Seal. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 1. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the "**DGCL**").

Section 2. Annual Meeting.

(a)   The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, will be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b)   At an annual meeting of the stockholders, only such business will be conducted as has been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry

any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice will be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice will set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "**Solicitation Notice**").

(c)   Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d)   Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) will be eligible to serve as directors and only such business will be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the chair of the meeting will have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in

accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for stockholder action at the meeting and will be disregarded.

(e)   Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f)   For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "**SEC**") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 3. Special Meetings.

(a)   Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Board of Directors or (iv) the holders of shares entitled to cast not less than 50% of the voting power of all then-outstanding shares of capital stock of the corporation, and will be held at such place, on such date, and at such time as the Board of Directors will fix.

(b)   If a special meeting is properly called by any person or persons other than the Board of Directors, the request must be in writing, specifying the general nature of the business proposed to be transacted, and must be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors will determine the time and place of such special meeting, which will be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request will cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Article III Section 4 of these Bylaws. Nothing contained in this paragraph (b) is to be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 4. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 5. Quorum. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Section 6. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chair of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

Section 7. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Article III Section 9 of these Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 8. Joint Ownership of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting (including giving consent pursuant to Article III Section 10 of these Bylaws) will have the following effect: (a) if only one votes, his or her act binds all; (b) if more than

one votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) will be a majority or even-split in interest.

Section 9. List of Stockholders. The Secretary will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list will be open to examination of any stockholder during the time of the meeting as provided by law.

Section 10. Action Without Meeting.

(a)   Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)   A consent must be set forth in writing or in an electronic transmission. Every consent will bear the date of signature of each stockholder who signs the consent, and no consent will be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner herein required, consents signed by a sufficient number of stockholders to take action are delivered to the corporation in the manner required by the DGCL. All references to a consent in this Section mean a consent permitted by Section 228 of the DGCL.

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action to which the stockholders consented is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section must state, in lieu of any statement required by such section concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

(d)   A consent permitted by this Section shall be delivered: (i) to the principal place of business of the corporation; (ii) to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the corporation in the State of Delaware by hand or by certified or registered mail, return receipt requested; (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the corporation for receiving such consents; or (v) when delivered in such other manner that complies with the DGCL. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the corporation to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person

authorized to act for a stockholder or member as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) & (3) of the DGCL. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; provided that if such consent is delivered pursuant to clause (i), (ii) or (iii) of subsection (d)(1) of Section 228 of the DGCL, such consent must be reproduced and delivered in paper form.

Section 11. Organization.

(a)   At every meeting of stockholders, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chair of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, will act as chair. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, will act as secretary of the meeting.

(b)   The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chair of the meeting has the right and authority to prescribe such rules, regulations, and procedures, and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chair permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 1. Number and Term of Office. The authorized number of directors of the corporation will be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors have not been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 2. Powers. The business and affairs of the corporation will be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 3. Term of Directors.

(a)   Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors will be elected at each annual meeting of stockholders to serve until his or her successor is duly elected and qualified or until his or her death,

resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

Section 4. Vacancies.

(a)   Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor has been elected and qualified. A vacancy in the Board of Directors will be deemed to exist under these Bylaws in the case of the death, removal or resignation of any director.

Section 5. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it will be deemed effective upon receipt by the Secretary. Except as otherwise provided in the Certificate of Incorporation or elsewhere in these Bylaws, when one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place is vacated and until his or her successor has been duly elected and qualified.

Section 6. Removal.

(a)   Subject to any limitations imposed by applicable law and unless otherwise provided in the Certificate of Incorporation, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

Section 7. Meetings.

(a)   **Regular Meetings**. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board of Directors.

(b)   **Special Meetings**. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of

Delaware whenever called by the Chair of the Board of Directors, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) **Meetings by Electronic Communications Equipment**. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(d) **Notice of Special Meetings**. Notice of the time and place of all special meetings of the Board of Directors will be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by U.S. mail, it will be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) **Waiver of Notice**. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors will consist of a majority of the total number of directors then serving; *provided, however*, that such number will never be less than 1/3 of the total number of directors authorized except that when one director is authorized, then one director will constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors will have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 9. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. A consent may be documented, signed, and delivered in any manner permitted by Section 116 of the DGCL. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 10. Fees and Compensation. Directors will be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained is to be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 11. Committees.

(a) **Executive Committee**. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) **Other Committees**. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors will consist of one or more members of the Board of Directors and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term**. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings**. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions

authorizing the creation of the committee, a majority of the authorized number of members of any such committee will constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present will be the act of such committee.

Section 12. Duties of Chair of the Board of Directors. The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation and will have the powers and duties prescribed in Article V Section 2(b) of these Bylaws.

Section 13. Organization. At every meeting of the directors, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chair of the meeting chosen by a majority of the directors present, will preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, will act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 1. Officers Designated. The officers of the corporation will include, if and when designated by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, and the Secretary, all of whom will be elected or appointed from time to time by the Board of Directors. The Board of Directors may also appoint one or more Vice Presidents, Assistant Secretaries, (Assistant) Treasurers, (Assistant) Controllers and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one or more of the officers as it deems appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation will be fixed by or in the manner designated by the Board of Directors.

Section 2. Tenure and Duties of Officers.

(a)　　**General**. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b)　　**Duties of Chief Executive Officer**. The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(c)　　**Duties of Chief Financial Officer**. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render

statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

(d) **Duties of President**. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(e) **Duties of Vice Presidents**. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board of Directors or the President designates from time to time.

(f) **Duties of Secretary**. The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Section 3. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective. Any resignation will be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 5. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written

or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 1. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation will be signed by such person or persons as the Board of Directors authorizes so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 2. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chair of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 1. Form and Execution of Certificates. The shares of the corporation will be represented by certificates or will be uncertificated. Certificates for the shares of stock, if any, of the corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate will be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 2. Lost Certificates. A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it requires or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 3. Restrictions on Transfer.

(a)   No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "**Transfer**") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

(b)   If a stockholder desires to Transfer any shares, then the stockholder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Article VII Section 4 of these Bylaws.

(c)   At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d)   Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation.

(e)   The restriction on Transfer set forth in this Article VII Section 3(a) will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "**1933 Act**").

(f)   The certificates representing shares of stock of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect. In the case of uncertificated shares, the corporation shall send to each registered owner thereof a written notice or statement containing the substance of the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE
> SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE
> BYLAWS OF THE CORPORATION."

Section 4. Right of First Refusal. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Article VII Section 4, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a)   If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b)   For 30 days following receipt of such notice, the corporation has the option to purchase all (but not less than all) the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the corporation has the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith

by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

(c)   The corporation may assign its rights hereunder.

(d)   In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e)   In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Article VII Section 3 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Article VII Section 4 in the same manner as before said Transfer.

(f)   Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Article VII Section 4:

(1)   A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, life partner or similar statutorily-recognized domestic partner, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2)   A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Article VII Section 4;

(3)   A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4)   A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5)   A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6)   A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(7)   A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g)   The provisions of this Article VII Section 4 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of all then-outstanding shares of capital stock of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Article VII Section 4 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of all then-outstanding shares of capital stock of the corporation.

(h)   Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Article VII Section 4 are strictly observed and followed.

(i)   The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j)   The certificates representing shares of stock of the corporation that are subject to the right of first refusal contained in this Article VII Section 4 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect. In the case of uncertificated shares, the corporation shall send to each registered owner thereof a written notice or statement containing the substance of the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k)   To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

Section 5. Fixing Record Dates.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which

the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   In order that the corporation may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action without a meeting in accordance with Section 228 of the DGCL will, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors will promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, will be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which record date will be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6. Registered Stockholders. The corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 1. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Article VII Section 1 of these Bylaws), may be signed by the Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate

security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture or other corporate security so signed or attested has been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 1. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 2. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors thinks conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 1. Fiscal Year. The fiscal year of the corporation will be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 1. Indemnification of Directors, Executive Officers, Other Officers, Employees, and Other Agents.

(a)   **Directors and Executive Officers**. The corporation will indemnify its directors and executive officers (for the purposes of this Article XI, "executive officers" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers and, *provided, further,* that the corporation will not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b)   **Other Officers, Employees and Other Agents**. The corporation will have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors will have the power to delegate the determination of whether indemnification will be given to any such person except executive officers to such officers or other persons as the Board of Directors determines.

(c)   **Expenses**. The corporation will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance will be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph will not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d)   **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation will be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the

commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) **Non-Exclusivity of Rights**. The rights conferred on any person by this Section are not exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) **Survival of Rights**. The rights conferred on any person by this Section will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors and administrators of such a person.

(g) **Insurance**. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) **Amendments**. Any repeal or modification of this Section is only prospective and does not affect the rights under these Bylaws in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) **Saving Clause**. If this Section or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the corporation will nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of these Bylaws that has not been invalidated, or by any other applicable law. If this Section is invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation will indemnify each director and executive officer to the full extent under applicable law.

(j) **Certain Definitions**. For the purposes of this Section, the following definitions apply:

(1) The term "proceeding" is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" is to be broadly construed and includes, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of this Section with

respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4)   References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5)   References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 1. Notices.

(a)   **Notice to Stockholders**. Without limiting the manner by which notice otherwise may be given effectively to shareholders, and except as otherwise required by law, any notice to stockholders may be given in writing directed to the stockholder's mailing address (or by electronic transmission directed to the stockholder's electronic mail address) as it appears on the records of the corporation and will be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid; (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder's address; or (3) if given by electronic mail, when directed to such stockholder's electronic mail address unless the stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the DGCL. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the corporation.

(b)   **Notice to Directors**. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Article IV Section 7 of these Bylaws. If such notice is not delivered personally, it will be sent to such address as such director has filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c)   **Affidavit of Mailing**. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, will in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)   **Methods of Notice**. It is not necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) **Notice to Persons with Whom Communications is Unlawful**. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) **Notice to Stockholders Sharing an Address**. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws will be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent is deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent is revocable by the stockholder by written notice to the corporation.


ARTICLE XIII

AMENDMENTS


Section 1. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.


ARTICLE XIV

LOANS TO OFFICERS


Section 1. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.


ARTICLE XV

MISCELLANEOUS


Section 1. Annual Report.

(a)   Subject to the provisions of paragraph (b) of this Section, the Board of Directors will cause an annual report to be sent to each stockholder of the corporation not later than 120 days after the close of the corporation's fiscal year. Such report will include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation.

(b)   If and so long as there are fewer than one hundred (100) holders of record of the corporation's shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

Section 2. Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

Exhibit F

American Power Gen CF LLC Operating Agreement

FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
AMERICAN POWER GEN CF LLC

This FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of American Power Gen CF LLC, a Delaware limited liability company (the "**Company**") is entered into as of February 23, 2026, by and among the Company, American Power Gen Co., a Delaware corporation (the "**Manager**"), and any Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (each a "**Member**" and together, the "**Members**"). This Agreement amends and restates in its entirety that certain Limited Liability Company Agreement of the Company, dated as of February 10, 2026 (the "**Original Agreement**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**") and Rule 100 of Regulation Crowdfunding.

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of shares of non-voting common membership interest issued by American Power Gen Co., a Delaware corporation (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company;

WHEREAS, it is the intent of the Company to issue Units of non-voting common membership interest that maintain a one-to-one relationship between the number, denomination, type, and rights of the Securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding;

WHEREAS, the Original Agreement was entered into by and between the Company and the Manager, and no Members had been admitted to the Company as of the date of the Original Agreement;

WHEREAS, Section 3.01 of the Original Agreement provides that the Manager shall have the authority to take all actions necessary without the written approval of the Members in order to maintain the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act; and

WHEREAS, the Manager has determined that amending and restating the Original Agreement as set forth herein is necessary in order to maintain the Company's status as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act.

NOW THEREFORE, pursuant to the authority granted the Manager under Section 3.01 of the Original Agreement, and in consideration of the mutual agreements set forth herein, the parties hereby amend and restate the Original Agreement in its entirety as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   <u>Name</u>. The name of the Company is American Power Gen CF LLC.

Section 1.02   <u>Principal Office</u>. The principal office of the Company is located at 1980 Post Oak Boulevard, Suite 200, Houston, TX 77056, or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The sole purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to raise capital in accordance with Regulation Crowdfunding by issuing Units to Members and utilizing the proceeds of Capital Contributions of the Members to acquire, hold, and dispose of a portion of the Securities (as defined herein) issued by the Crowdfunding Issuer in one or more offerings conducted by the Crowdfunding Issuer under Regulation Crowdfunding (collectively, the "**Offering**"), and to engage in any and all activities necessary or incidental thereto. That portion of the Securities held by, or issued in the name of, the Company is referred to herein as the "**Acquired Securities**."

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's Fiscal Year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company, including but not limited to any expenses relating to or arising from the Company's election to be taxed as a corporation pursuant to Section 8.02 herein, shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members; Units.

(a)   Interests of Members in the Company shall be reflected in the books and records of the Company as Units. The names, mailing addresses, and Units of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

(b)   The Company shall only issue one class of Units to current or prospective Members, and such Units shall maintain a one-to-one relationship between the number, denomination, type, and rights of the Acquired Securities. By way of illustration and not limitation, one unit of the Acquired Securities shall correspond to one Unit, consistent with Rule 3a-9.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members shall have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company, and no Member may make an additional Capital Contribution to the Company without the approval of the Manager. The Manager may withhold such approval in its sole and absolute discretion.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Failure to Contribute Required Capital. If, after agreeing to make a Capital Contribution with the Company pursuant to Section 2.02(a), a Member fails to timely provide the Capital Contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's interest allocated to the Member for the Capital Contribution, or exercising any other right or remedy available at law or equity.

Section 2.04   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Units, subject to compliance with the provisions of Article VI, and in either case, following compliance with the provisions of Section 2.04(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance of additional securities of the same class or rights as when the Members were first admitted to the Company or a Transfer (including a Permitted Transfer) of Units, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Units.

Section 2.05   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Units, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.04(b).

Section 2.06   Certification of Units.

(a)   The Company may, but shall not be required to, issue certificates evidencing Units of the Company.

If the Manager shall issue certificates representing Units in accordance with Section 2.06(a), then, in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.07   Meetings.

(a)   To the extent the Acquired Securities, and thus the Units, the Delaware Act or other Applicable Law, provide the right to vote or require approval of the holders of the Units, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by the Delaware Act or Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the

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Members shall have been notified of the meeting in accordance with Section 2.07(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

        (f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Units. Subject to Section 2.08, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

        (g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.08 and Section 3.03, and any other provision of this Agreement, the Delaware Act or other Applicable Law requiring the vote, consent, or approval of a different percentage of the Units, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Units.

Section 2.08   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.07, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.03, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action. Notwithstanding anything to the contrary herein, the Manager shall be able to take all actions necessary without the consent of Members in order to maintain the Company's status as a "crowdfunding vehicle" as defined in Rule 3a-9.

Section 3.02   Prohibited Company Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions required to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

        (a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

        (b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests other than the Acquired Securities.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests other than the Acquired Securities.

Section 3.03   Actions with Respect to the Acquired Securities.

(a)   In the event of any Crowdfunding Issuer Action, the Manager shall: (i) promptly notify the Members of such Crowdfunding Issuer Action; (ii) provide or make available any proxy statements, disclosure documents, reports, or other materials provided by the Crowdfunding Issuer in connection therewith; and (iii) seek the direction of the Members prior to causing the Company to vote, consent, or otherwise act with respect to the Acquired Securities. Any such notice of the Crowdfunding Issuer Action may be given, and any such materials may be delivered, to Members through medium selected by the Manager. If Pass-Through Voting is available, Members shall vote directly in accordance with the procedures established by the Crowdfunding Issuer, and, if necessary, the Manager shall vote, or cause to be voted, or otherwise take action to vote (or, as applicable, abstain with respect to such vote of or take non-action with respect to) the Acquired Securities, in connection with the Crowdfunding Issuer Action (by whatever means is sought by the Crowdfunding Issuer for the Crowdfunding Issuer Action, whether in writing, in person, by proxy, or otherwise) consistent with the direction of the votes, consents, direction, or abstention actually submitted (or non-action) by Unit holders; provided, however, that if Pass-Through Voting is not available, the Manager shall have the authority to vote, consent, approve, abstain, or otherwise act with respect to the Acquired Securities (y) in a manner consistent with the vote, consent, approval, or abstention of (or non-action by) the holders of a majority of the Unit holders participating in any such vote, consent, approval, or abstention (which vote, consent, approval, or abstention may be sought in any manner determined by the Manager, including by written consent), or (z) in such other equitable manner consistent with the intent of Rule 3a-9 as determined by the Manager in good faith.

(b)   Each Member hereby irrevocably appoints the Manager as its proxy and attorney-in-fact for the limited purpose of voting, consenting, abstaining, or otherwise taking action with respect to the Acquired Securities held in the name of the Company in accordance with this Section 3.03.

(c)   Each Member shall have the right to direct the Company, through the Manager, to assert any rights under Applicable Law in respect of the Acquired Securities that such Member would have if such Member were a direct holder thereof; provided that any costs and expenses of asserting such rights shall be borne by the directing Member to the extent such costs would have been borne by such Member if holding the Acquired Securities directly.

(d)   The Manager shall take any and all actions as may be necessary or appropriate to ensure compliance with Rule 3a-9 in respect of this Section 3.03.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy

in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may not be removed by the Members or otherwise, or voluntarily resign, except if required by applicable Law as evidenced by a final non-appealable court order or written opinion of independent counsel; provided, that the Manager may assign its obligations hereunder to any successor to the Crowdfunding Issuer, whether via merger, acquisition, reorganization, consolidation, or otherwise.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.07 or Section 2.08. Other than as contemplated in Section 3.03, as required under Rule 3a-9, or as otherwise expressly contemplated herein or required under Applicable Law, Members shall have no voting rights or rights of approval, veto, or consent or similar rights as holders of the Units.

Section 3.07   Limitation of Duties. To the fullest extent permitted by the Delaware Act, the Manager shall not owe any fiduciary duties to the Company or the Members other than those expressly set forth herein. Any duties of the Manager shall be limited to the implied contractual covenant of good faith and fair dealing. The Manager shall not be required to take any action that maximizes short-term value or to consider the interests of any Member over the interests of the Company as a whole.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses. All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Percentage Interests and otherwise pursuant to the principles of Section 704 of the Code, and in conformity with the Treasury Regulations promulgated thereunder, or the successor provisions to such section and Treasury Regulations so as to reflect the manner in which distributions are to be made pursuant to this Agreement and the other relevant clauses of this Agreement.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Acquired Securities, the Manager shall make such distributions promptly to the holders of the Units pro rata in accordance with their Percentage Interests and on a one-to-one basis as if the holders of the Units held the Acquired Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Units.

(b)   The Company may distribute all or a portion of the Acquired Securities or other Company property in kind. In the event of an in-kind distribution of Acquired Securities, each Member shall be deemed to have accepted and shall be bound by the governing documents applicable to such Acquired Securities, and as a condition precedent to receipt thereof, shall execute such joinders or other agreements as reasonably requested by the Manager to become bound by such governing documents.

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Units in the Company, except with the written consent of the Manager (a "**Permitted Transfer**"). No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.04 hereof (a "**Permitted Transferee**").

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Units, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other Applicable Law;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act or would otherwise result in the Company violating the conditions required to be a "crowdfunding vehicle," and thus not an investment company, pursuant to Rule 3a-9 under the Investment Company Act, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Units for all purposes of this Agreement.

(d)   Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.04(b) hereof.

(e)   For the avoidance of doubt, any Transfer of Units permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Units in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Units," unless otherwise explicitly agreed to by the parties to such Transfer.

(f)   Notwithstanding the foregoing, Transfers effected through a secondary trading system or platform approved by the Manager and operated in compliance with Regulation Crowdfunding and applicable securities laws shall be deemed Permitted Transfers. Without limiting the foregoing, a Member may not Transfer any Units if such Transfer would have been prohibited under the Crowdfunding Issuer's constitutive documents if the Member had directly held the Acquired Securities attributable to its Units.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired its Units, a Member may not transfer such Units except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Unit holder's family or the equivalent, to a trust controlled by the Unit holder, to a trust created for the benefit of a member of the family of the Unit holder or equivalent, or in connection with the death or divorce of the Unit holder or other similar circumstance.

Section 6.03   Drag Along. In the event that a single purchaser, a single acquiring entity, or an affiliated group of purchasers or entities make a bona fide offer to acquire all or substantially all of the Securities as part of a Sale of the Crowdfunding Issuer and the holders of the Securities approve such transaction in accordance with Applicable Law and the governing documents of the Crowdfunding Issuer, then the Manager shall have the right to cause and require all of the Members to participate in the sale as sellers of their Units or as otherwise may be required to cause the Company to sell, dispose of, or transfer the Acquired Securities as part of the Sale of the Crowdfunding Issuer in accordance with the terms of that transaction, and each Member shall take all necessary action to cause the consummation of such transaction, including voting such Member's Units in favor of such transaction and agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested or required by the Manager or as otherwise contemplated by the Crowdfunding Issuer constitutive documents, except as may be limited by Rule 3a-9.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person

acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer, with each Member acknowledging that the Company is subject to the provisions of the constitutive documents of the Crowdfunding Issuer and any documents or agreements as the Company may be required to execute in its acquisition of the Acquired Securities.

Section 8.02   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a corporation for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a corporation pursuant to Treasury Regulation Section 301.7701-3.

Section 8.03   Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of the Manager, or such Officer or Officers as the Manager may designate.

Section 8.04   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The failure or withdrawal of the initial Offering if no closing has been effected under any prior Offering;

(b)   At any time when there are no Members;

(c)   The determination in good faith by the Manager that it is necessary or advisable to dissolve the Company;

(d)   The sale, exchange, involuntary conversion, or other disposition or Transfer (including a distribution in-kind to the Members) of all or substantially all the Acquired Securities held by the Company;

(e)   Declaration of effectiveness of a registration statement covering the Acquired Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(f)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Acquired Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Acquired Securities to the Unit holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – DEFINITIONS

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Acquired Securities**" means the Securities subscribed for by the Company in an Offering, and issued in the name of the Company, and held by the Company for the benefit of the Members as contemplated in Section 1.04, together with any securities of the Crowdfunding Issuer issued upon any conversion or exchange thereof.

(b)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "**controlling**" and "**controlled**" shall have correlative meanings.

(c)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(d)   "**Capital Account**" of a Member means the amount of the capital interest of a Member in the Company consisting of that Member's original Capital Contribution, as (i) increased by any additional Capital Contributions and by that Member's share of the Company Profits, and (ii) decreased by any distribution to that Member pursuant to Section 5.01 and by that Member's share of the Company's Losses.

(e)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on January 28, 2026.

(f)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(g)   "**Crowdfunding Issuer**" means American Power Gen Co., a Delaware corporation.

(h)　　"**Crowdfunding Issuer Action**" means any vote, consent, approval, tender exchange offer, amendment, waiver, or other action submitted to holders of the Acquired Securities by the Crowdfunding Issuer, whether pursuant to the terms of the Acquired Securities, the Crowdfunding Issuer's constitutive documents, or Applicable Law.

(i)　　"**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(j)　　"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(k)　　"**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(l)　　"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(m)　　"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(n)　　"**Loss**" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

(o)　　"**Manager**" means, initially, American Power Gen Co., a Delaware corporation, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(p)　　"**Offering**" means the securities offering conducted by the Company and the Crowdfunding Issuer pursuant to Regulation Crowdfunding, as further defined in Section 1.04.

(q)　　"**Pass-Through Voting**" means a structure pursuant to which each Member's vote, consent, approval, abstention, or direction attributable to such Member's Units is individually accounted for by the Crowdfunding Issuer as if such Member were a direct holder of the Acquired Securities.

(r)　　"**Percentage Interests**" means the quotient (expressed as a percentage) of the number of Units held by such holder and the total number of Units outstanding.

(s)　　"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(t)　　"**Profit**" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate for the Company's method of accounting and consistently applied.

(u)　　"**Sale of the Crowdfunding Issuer**" means the earliest to occur of: (a) the sale, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or

substantially all of the assets of the Crowdfunding Issuer, taken as a whole, to an unaffiliated party or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization, or sale of securities) the result of which is that the equity holders immediately prior to such transaction are after giving effect to such transaction no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting equity interests of the Crowdfunding Issuer, and an unaffiliated third party is, or unaffiliated third parties are, in the aggregate, directly or indirectly through one or more intermediaries, the "beneficial owners" (as defined above) of more than 50% of the voting power of the outstanding voting equity interests of the Crowdfunding Issuer.

(v) "**Securities**" means the shares of Class B Common Stock issued by the Issuer.

(w) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(x) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Units or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(y) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively. Notwithstanding anything contained herein to the contrary, a Transferee and Transferor shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

(z) "**Treasury Regulations**" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

(aa) "**Units**" shall be the units of capital securities of the Company and shall constitute the sole measure of each Member's ownership interest in the Company. Each Unit represents a membership interest in the Company and has the privileges, preferences, duties, liabilities, obligations, and rights specified with respect to "Units" in this Agreement. A holder of Units has (a) the right to receive distributions (liquidating or otherwise), allocations of income, gain, loss, deduction, and credit, notices and information, and to vote, consent or participate in Member decisions as provided in this Agreement and the Delaware Act, and all other rights, benefits, and privileges enjoyed by such Member under the Delaware Act, the Certificate of Formation, this Agreement, or otherwise in its capacity as a Member, and (b) all obligations, duties, and liabilities imposed on such Member under the Delaware Act, the Certificate of Formation, this Agreement, or otherwise in its capacity as a Member.

ARTICLE XI – MISCELLANEOUS

Section 11.01   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of

the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o American Power Gen CF LLC 1980 Post Oak Boulevard, Suite 200, Houston, TX 77056 Email: vince@ji.capital Attention: Vince Palmieri Secretary of American Power Gen Co.
If to the Manager:	c/o American Power Gen Co. 1980 Post Oak Boulevard, Suite 200, Houston, TX 77056 Email: vince@ji.capital Attention: Vince Palmieri Secretary
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and

specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Units are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 <u>Severability</u>. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 <u>Successors and Assigns</u>. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 <u>Waivers; Amendment or Restatement.</u>

(a) Neither the failure nor the delay on the part of the Company or any party hereto to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person asserted to have granted the waiver.

(b) This Agreement (including any exhibit or schedule hereto) may be amended by the Manager as deemed necessary to cause the Company at all times to meet the definition of a "crowdfunding vehicle" as defined in Rule 3a-9 or otherwise as deemed necessary by the Manager; *provided that* any amendment, modification, supplement, restatement, or waiver of any terms of this Agreement that would alter or change the economic rights of any Member under this Agreement or rights specific to an individual Member (in its capacity as a Member under this Agreement) in a disproportionate and adverse manner, compared to the rights specific to the other Members (in their respective capacities as Members under this Agreement), shall also require the prior written consent or the written approval of the individual Member so affected unless (i) such approval is not required by Applicable Law or (ii) permitted by Regulation Crowdfunding.

(c) Each Member agrees to be bound by each and every amendment, modification, supplement, restatement, or waiver of this Agreement adopted in accordance with this <u>Section 11.09</u> even if such Member did not sign or consent to such amendment, modification, supplement, restatement, or waiver.

Section 11.10 <u>Power of Attorney</u>. Each Member constitutes and appoints the Manager and its authorized partners, directors, managers, members, and officers, and each of them acting singly, in each case with full power and authority in its name, place, and stead to execute, swear to, seal, acknowledge, deliver, file, and record in the appropriate public offices the following: (a) all certificates, documents, and other instruments (including this Agreement and the Certificate and all amendments or restatements thereof) that the Manager deems appropriate or necessary to form, qualify, or continue to the existence or qualification of the Company as a limited liability company (or an entity in which the members have limited liability to the extent provided by applicable law) in the State of Delaware; (b) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement that is authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such

amendment, change, modification, or restatement; (c) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal, or substitution of any Member or the Capital Contributions of any Member pursuant to the terms of this Agreement; (e) all instruments relating to any determination of the rights, preferences, and privileges of the Units that are authorized in accordance with the terms of this Agreement, including the terms requiring any vote, consent, approval, or agreement on the part of the Members as a condition to such determination; (f) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to effectuate a transfer of Units under the terms of this Agreement; (g) all ballots, consents, approvals, waivers, certificates and other instruments that the Manager deems appropriate or necessary to evidence or confirm any vote, consent, approval, agreement, or other action that is made or given by the Members in accordance with the terms of this Agreement; and (h) any conveyance documents, governing documents of the Crowdfunding Issuer, agreements to other instruments as is necessary or required to cause any Acquired Securities to be distributed in-kind to the Members and cause the Members to be subject to any requisite documents and agreements of the Crowdfunding Issuer. The power of attorney granted herein is hereby declared to be irrevocable and a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, and such power of attorney shall survive and not be affected by the subsequent incapacity of any Member and the transfer of all or any portion of any Member's Units, will survive the bankruptcy or insolvency of any Member and will extend to any Member's heirs, successors, assigns, and personal representatives, as applicable.

Section 11.11 <u>Headings</u>. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.12 <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.13 <u>Entire Agreement</u>. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.14 <u>No Third-Party Beneficiaries</u>. Except as provided in Article VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

AMERICAN POWER GEN CF LLC

By: American Power Gen Co., a Delaware corporation,

Its Manager

Signed by:
By: Peter Perri III
654E843D10F341B...
Name: Peter Perri III
Title: Chief Executive Officer

MANAGER:

American Power Gen Co., a Delaware corporation

Signed by:
By: Peter Perri III
654E843D10F341B...
Name: Peter Perri III
Title: Chief Executive Officer

*By executing this Agreement, the above-signed accepts its appointment as the initial Manager and acknowledges and agrees to its obligations under this Agreement, including to pay and advance all operating expenses and other costs and expenses of the Company as set forth in this Agreement, including as contemplated by Section 1.07.

[SIGNATURE PAGE TO AMERICAN POWER GEN CF LLC AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date written below.

MEMBER:

By:

Name: _____
Address: _____
Email: _____

Capital Contribution:

Date: _____

SCHEDULE I

MEMBERS SCHEDULE

Name / Entity Name	Capital Contribution	Units

*DUPLICATE THIS PAGE IF NECESSARY

[SCHEDULE I]

Exhibit G

American Power Gen CF LLC Subscription Agreement

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE

OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: American Power Gen CF LLC
      c/o American Power Gen Co.
      1980 Post Oak Boulevard, Suite 200
      Houston, TX 77056

Ladies and Gentlemen:

1.   Subscription.

       (a)   The undersigned subscriber ("**Subscriber**") hereby subscribes for and agrees to purchase units of non-voting common membership interest (the "**Securities**") from American Power Gen CF LLC, a Delaware limited liability company (the "**Company**") and, upon acceptance by American Power Gen Co., a Delaware corporation, in its capacity as the manager of the Company (the "**Manager**"), of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Company agrees to issue and sell to the Subscriber, the number of units listed on the signature page to this subscription agreement, at a per unit purchase price of $2.50 (plus an additional 3.5% Investor Processing Fee, as defined below), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from American Power Gen Co., a Delaware corporation (the "**Crowdfunding Issuer**").

       All of the proceeds received by the Company in the offering will be used to purchase shares of Class B Common Stock issued by the Crowdfunding Issuer, and the total number of units of non-voting common membership interests of the Company issued in this offering will correspond on a one-to-one basis to the Crowdfunding Issuer securities acquired by the Company. The Securities represent an indirect economic interest in the Class B Common Shares held by the Company. The rights of the Securities are as set forth in the Amended and Restated Limited Liability Company Agreement (the "**LLC Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

       (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the LLC Agreement.

              (i) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Termination Date; however, once the Subscription Agreement is accepted by the Crowdfunding Issuer there is no cancelation right;

              (ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Crowdfunding Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Crowdfunding Issuer; and

(iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription Agreement may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,999.61.00 (the "**Oversubscription Offering**"). The Company may accept subscriptions until March 25, 2027 (the "**Termination Date**"). Providing that subscriptions for $100,001.70 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to LLC Agreement. Effective upon the Manager's acceptance of the Subscriber's subscription, the Subscriber shall become a Member of the Company, and by executing this Subscription Agreement, Subscriber agrees to adhere to and be bound by the terms and conditions of the LLC Agreement (and grants to the Manager the power of attorney therein to execute the LLC Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(c)   Investor Processing Fee. Subscribers will be responsible for an investor processing fee of 3.5% of the investment amount (rounded up, where applicable, to the nearest cent). The Investor Processing Fee is included in the cost basis of the subscribed Securities. The Investor Processing Fee will count toward the Subscriber's "investment limits" as described in Section 5(f) herein.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers, as applicable, has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in Texas, and any other jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general

application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in this Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements, consisting of the audited balance sheets of the Crowdfunding Issuer covering the period from December 8, 2025 (inception) through December 31, 2025 (the "**Financial Statements**"), have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. In addition, financial information of the Company as of and for the one day ended January 28, 2026 (inception) (the "**Crowdfunding Vehicle Financial Statements**"), have been made available to the Subscriber and appear in the Offering Statement. SetApart Accountancy Corp. has audited the Financial Statements and Crowdfunding Vehicle Financial Statements and is an independent accounting firm within the meaning of the rules and regulations adopted by the SEC. The Financial Statements and the Crowdfunding Vehicle Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription

Agreement, the LLC Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer. Notwithstanding the foregoing, Subscriber acknowledges and understands that, as a result of its investment in the Company, Subscriber will be indirectly subject to an irrevocable voting proxy agreement pursuant to which the Company shall appoint the Manager to exercise any voting rights conferred upon the Company as a holder of securities of the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquires Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber Information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company and Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Company and Crowdfunding Issuer and has had the opportunity to review the Company and Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company, Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company, Crowdfunding Issuer or others with respect to the business or prospects of the Company and Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Tax Status of the Company. Subscriber acknowledges and understands that the Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes and therefore will generally be subject to U.S. federal and applicable state and local income taxes at the entity level. Subscriber further acknowledges that the tax

consequences of an investment in the Company are complex and may vary depending on the Subscriber's particular circumstances, that distributions, if any, will be made in the Manager's sole discretion and there can be no assurance that any distributions will be made, and that distributions may be treated as taxable dividends or other taxable distributions under applicable tax law. Subscriber understands that taxing authorities, including the Internal Revenue Service, may challenge the Company's tax reporting positions, which could result in additional taxes, interest, or penalties, and that tax laws, regulations, and interpretations may change, possibly with retroactive effect. Subscriber acknowledges that neither the Company nor its managers, members, officers, employees, agents, or representatives has made any representation regarding the tax consequences of an investment in the Company, that the Company does not intend to seek any advance ruling from the Internal Revenue Service or any opinion of counsel regarding the tax aspects of the Company or an investment in the Company, and that Subscriber has consulted, or has had the opportunity to consult, Subscriber's own tax advisors regarding the tax consequences of such investment.

(k)　　　Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

6.　　　Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the termination of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing persons or entities in connection with this transaction.

7.　　　Transfer Restrictions.

(a)　　　"Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition company ("**SPAC**"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase;

or otherwise transfer or dispose of, directly or indirectly, any Securities (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

> THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock unless and until (x) the requirements for transfer under the Crowdfunding Issuer's Bylaws have been satisfied, and (y) the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

8.   Grant of Irrevocable Proxy.

(a)   With respect to all such Securities directly, indirectly or beneficially owned by the Subscriber as of the date hereof, or any subsequent date, Subscriber hereby grants to the Manager an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Securities with respect to all meetings of the members of the Company and other actions (including actions by written consent in lieu of a meeting) on which holders of Securities may be entitled to vote under applicable law, notwithstanding the Securities having limited to no voting. The Manager will vote all Securities consistently with the holders of a majority of the Securities. This proxy revokes any other proxy granted by the Subscriber at any time with respect to the Securities.

(b)   Subscriber acknowledges and agrees that the Manager has no duty, liability or obligation whatsoever to the Subscriber arising out of the Manager's exercise of this irrevocable proxy. The Subscriber expressly acknowledges and agrees that (i) the Subscriber will not impede the exercise of the Manager's rights under this irrevocable proxy and (ii) the Subscriber waives and relinquishes any claim, right or action the Subscriber might have, as a stockholder of the Company or otherwise, against the Manager, the Company, and any of the Company's employees, officers, affiliates, agents or representatives in connection with any exercise of the irrevocable proxy granted hereunder.

(c)   This irrevocable proxy shall expire as to those Securities that are no longer outstanding.

(d)   The Subscriber agrees to permit an appropriate legend on certificates evidencing the Securities or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 8.

9.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 11, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

10.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE COMPANY'S OR THE CROWDFUNDING ISSUER'S SECURITIES, OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.   Dispute Resolution; Arbitration. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. If the dispute cannot be resolved through arbitration, then the parties shall proceed with judicial proceedings as set forth in Section 9 and Section 10.

12.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):

If to the Company, to:

American Power Gen CF LLC
c/o American Power Gen Co.
1980 Post Oak Boulevard, Suite 200
Houston, TX 77056

If to the Crowdfunding Issuer, to:

American Power Gen Co.

1980 Post Oak Boulevard, Suite 200
Houston, TX 77056

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

13.   Miscellaneous.

(a)   Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   Assignment. This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   Binding Effect. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and each of their respective successors and assigns.

(d)   Waiver, Amendment. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer, and Subscriber.

(e)   Severability. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(f)   Entire Agreement. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(g)   No Third-Party Beneficiaries. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(h)   Headings. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(i)   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(j)   Additional Securities. If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this

Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(k)   Failure to Exercise. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[Signature page to follow.]

American Power Gen Co.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of American Power Gen Co. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

American Power Gen Co.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;
☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;
☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                   By:

                                                        (Signature)

                                                   Name:

                                                   (If signing on behalf of entity)

                                                   Title:

                                                   (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in American Power Gen Co.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in American Power Gen Co.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

TO: American Power Gen Co. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a)   a Canadian financial institution, or a Schedule III bank;

☐ (b)   the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c)   a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

     (d)   a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e)   an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f)   the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g)   a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class B Common Stock	Issuer: American Power Gen Co. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **American Power Gen Co.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

**INTERNATIONAL INVESTOR CERTIFICATE**

**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**

TO: **American Power Gen Co.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Exhibit H

Primary Issuer Subscription Agreement

CLASS B COMMON STOCK PURCHASE AGREEMENT

This Class B Common Stock Purchase Agreement (this "**Agreement**") is made as of [*] by and among American Power Gen Co., a Delaware corporation (the "**Company**"), and American Power Gen CF LLC, a Delaware limited liability company (the "**SPV**" or "**Purchaser**," and together with the Company, the "**Parties**"). The Parties hereby agree as follows:

1.   **Purchase and Sale of Class B Common Stock**.

        1.1   Sale and Issuance of Class B Common Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing a number of shares of Class B Common Stock (the "**Shares**") set forth on Exhibit A hereto for the aggregate purchase price set forth on Exhibit A hereto, which is payable as described in Section 1.4 hereof.

        1.2   Distribution of the Investor Processing Fee. Subject to the terms and conditions of this Agreement, the Purchaser agrees to distribute to the Company at or before the Closing the net balance of any Investor Processing Fees collected by the Purchaser in connection with the sale of the Purchaser's non-voting common membership interests, that were not used by the SPV to address its offering expenses.

        1.3   Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "**Closing**"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "**Transaction Documents**").

        1.4   Payment for Shares. Payment for the Shares shall be received by Enterprise Bank & Trust (the "**Escrow Agent**") from the Purchaser by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Agent shall release such funds to the Company as instructed by the Intermediary. The Purchaser hall receive notice and evidence of the aggregate dollar amount of the Class B Common Stock owned by the Purchaser reflected on the books and records of the Company, which shall bear a notation that the Class B Common Stock were sold in reliance upon an exemption from registration under the Securities Act.

2.   **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

        2.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

        2.2   Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

        2.3   Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Certificate

of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**").

3.2 The Purchaser is a crowdfunding special purpose vehicle formed pursuant to Rule 3a-9 promulgated under the Investment Company Act of 1940, as amended.

3.3 The Purchaser acknowledges and is purchasing this instrument in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding, promulgated under Section 4(a)(6)(B) of the Securities Act.

3.4 Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.5 Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.6 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.7 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.8 Exculpation Among Purchasers. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other

Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.9   <u>Residence</u>. The Purchaser's residence is its principal place of business as set forth on <u>Exhibit A</u>.

3.10   <u>Bad Actor</u>. None of the Purchaser, its principals or its affiliates (each a "**Purchaser Party**") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "**Rule 506 Disqualification**").

4.   **Grant of Irrevocable Proxy**.

4.1   <u>Grant</u>. With respect to all of such shares of Class B Common Stock owned by the Purchaser as of the date hereof, or any subsequent date (the "**Shares**"), Purchaser hereby grants to the Company an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote under applicable law, notwithstanding the Shares having limited to no voting rights. The Company will vote all Shares consistently with the holders of a majority of the Company's Common Stock, when voting as a single class, or Class B Common Stock, when voting as a class, as applicable. This proxy revokes any other proxy granted by the Purchaser at any time with respect to the Shares.

4.2   <u>Purchaser Acknowledgements</u>. Purchaser acknowledges and agrees that the Company has no duty, liability or obligation whatsoever to the Purchaser arising out of the Company's exercise of this irrevocable proxy. The Purchaser expressly acknowledges and agrees that (i) the Purchaser will not impede the exercise of the Company's rights under this irrevocable proxy and (ii) the Purchaser waives and relinquishes any claim, right or action the Purchaser might have, as a stockholder of the Company or otherwise, against the Company, the Company, and any of the Company's employees, officers, affiliates, agents or representatives in connection with any exercise of the irrevocable proxy granted hereunder.

4.3   <u>Expiration</u>. This irrevocable proxy shall expire as to those Shares that are no longer outstanding.

4.4   <u>Legend</u>. The Purchaser agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy.

5.   **General Provisions**.

5.1   <u>Company Covenants</u>. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

5.2   <u>Successors and Assigns</u>. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3 <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.4 <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5 <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6 <u>Notices</u>. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or <u>Exhibit A</u>, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

5.7 <u>Attorneys' Fees</u>. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8 <u>Amendments and Waivers</u>. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

5.9 <u>Severability</u>. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10 <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall

impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.11 <u>Entire Agreement</u>. This Agreement (including the Exhibits hereto), the Articles of

Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

5.12 <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

American Power Gen CF LLC, a Delaware limited liability company

By: American Power Gen Co., a Delaware corporation
Its Manager

By: _____
Name: Peter Perri III
Title: Chief Executive Officer

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

American Power Gen Co., a Delaware corporation

By: _____
Name: Peter Perri III
Title: Chief Executive Officer

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Class B Common Stock Shares Purchased	Aggregate Purchase Price
American Power Gen CF LLC			

Exhibit I

Pitch Deck



Developing Power Plants for the Growing U.S. Energy Demand

A U.S. based power development company

$4,999,999.61 Regulation CF Offering



Disclaimer

This confidential presentation is provided to the recipient for exclusive review and is not intended for distribution or publication to persons other than authorized recipient. This presentation is for informational purposes only and is not intended to recommend any investment. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored. See "Important Information" at the end of this presentation for additional details.

The information included herein is provided for illustrative purposes only to reflect Management's beliefs regarding certain market dynamics based on its research and analysis. Although Management considers such beliefs reasonable, they are based on criteria that are inherently subjective and rely on assumptions that may ultimately prove incorrect. The information included herein is subject to change, even materially, without notice and should not be construed as business, investment, tax, accounting or legal advice. Nothing herein should be construed to imply that any current or future business plans will be profitable or successful in executing on its business strategy. Nothing herein constitutes an offer to sell or solicitation of an offer to buy investment interests in any current or future securities being offered by the Company. See "Important Information" at the end of this presentation for additional details.



The Demand for Electricity

• AI and data centers are driving rapid electricity demand growth

• EVs and electrification are increasing power usage nationwide

• U.S. manufacturing expansion is adding new energy demand

• Reliable power generation is not keeping pace



Source:
ISO/RTO Forecasts, NERC ES&D, Utility IRPs, ICF

Note:
1. Historical demand represents data from NERC ES&D from 1990 to 2023, 2024 represents forecast from NERC ES&D.
2. Q1 2025 represents ICF's demand projections from 2025 to 2050, based on data sources mentioned above.



The Texas Opportunity

American Power Gen is focused on the Texas/ERCOT which is poised to grow faster than most markets in the U.S.

Key Drivers of Electricity Demand Growth:

1. **AI & Data Centers:** Projected to drive 50% of all electricity demand growth

2. **Manufacturing Reshoring:** Major companies returning production to the US, with tech giants alone committing over $1.15 trillion in US investments:
   NVIDIA: $500B investment over next 4 years
   Apple: $500B investment over next 4 years
   IBM: $150B investment over next 5 years

3. **Population Growth:** Texas becoming home to America's largest metro areas

4. **Bitcoin Mining:** Texas is the leading hub for Bitcoin mining in the United States. With 15-20% of the global Bitcoin hashrate and 28-30% of the US hashrate.

Sources: IEA (2024); Apple Press Release (2025); NVIDIA Manufacturing Announcement (2025); IBM Investment Announcement (2025); Texas Comptroller (2024); Foundry USA (2024).



What We Do

American Power Gen ("APG") develops power plants in Texas

We focus on:

- Identifying strategic sites for power generation

- Securing land control and site rights

- Obtaining air permits and other required approvals

- Working to secure grid interconnection approvals within ERCOT

- Preparing projects for construction or partnership




AI's Electricity Demand Is Surging

Goldman Sachs forecasts 165% increase in data center electricity demand by 2030

An AI search uses 10x more electricity than a standard Google search*



Exhibit 1: After being flat for 2015-19, we have seen data center power demand accelerate in 2021-23 and expect a 165% increase through the rest of the decade
Global data center electricity consumption, TWh; includes AI and excludes cryptocurrency

Source: Masanet et al. (2020), Cisco, IEA, Goldman Sachs Global Investment Research

* Search Engines vs AI: energy consumption compared - Kanoppi

Electricity demand forecasts are based on third-party research and may not materialize as expected.

Why Invest in APG

APG is a multi-project power development company focused on meeting accelerating electricity demand. An investment in APG provides:

- Diversified exposure across potentially multiple power generation projects

- Access to large-scale energy infrastructure development

- Early-stage participation in a company positioned to benefit from rising electricity demand driven by AI, industrial expansion, and electrification.

As projects advance, APG may seek additional capital to support development activities. Future capital raises are not guaranteed.



Company Structure and Identified / Targeted Development Opportunities*

```
                          ┌─────────────────┐
                          │    Investor     │
                          └─────────────────┘
                                   │
                    ┌──────────────────────────────┐
                    │  American Power Gen CF LLC    │
                    └──────────────────────────────┘
                                   │
                    ┌──────────────────────────────┐
                    │    American Power Gen Co.     │
                    └──────────────────────────────┘
```

| Late-Stage Investment 1 | Late-Stage Investment 2 | Mid-Stage Investment 1 | Mid-Stage Investment 2 | Early-Stage Investment 1 | Early-Stage Investment 2 |

* Projects shown represent identified or targeted development opportunities. APG does not currently own such projects and may not ultimately acquire interests in all opportunities described.



Late-Stage Project 1
Power Asset Overview

- Location: West Houston, TX

- Planned Capacity: ~1,000 MW

- Natural gas availability – 2.5 bcf

- Air permit secured

- Interconnection Agreement Executed

- Geotechnical Studies Completed

- Target construction start Est.: 2026 (subject to financing and approvals)



Project shown represents an identified or targeted development opportunity.



AMERICAN POWERGEN

Late-Stage Project 2

Power Asset Overview



- Location: Southwest Houston, TX
- Planned Capacity: ~1,000 MW
- Natural gas availability – 2.5 bcf
- Air permit secured
- Interconnection Agreement Negotiated
- Geotechnical Studies 2026
- Target construction start Est.: Q4 2026 (subject to financing and approvals)

Project shown represents an identified or targeted development opportunity.



Mid-Stage Project 1
Data Center Asset Overview

• Location: West Houston, TX

• Site Acreage: 400+ acres

• Power Config: Behind-the-meter, co-located

• Water Strategy – OnSite Wells



• Grid Interconnection Requested: 450 MW

• Fiber Availability
        Cogent, Comcast, Conterra, Windstream, LightPath, Lumen

• Permitting / Zoning – Within Attainment Zone - Outside City Limits

Project shown represents an identified or targeted development opportunity.



Mid-Stage Project 2
Data Center Asset Overview

- Location: Southwest Houston, TX

- Site Acreage: 400+ acres

- Power Config: Behind-the-meter, co-located

- Water Strategy – OnSite Wells



- Grid Interconnection Requested: 500 MW

- Fiber Availability
    Arelion, FiberLight, Zayo, Mox Network, Unti, Windstream, Lumen

- Permitting / Zoning – Within Attainment Zone - Outside City Limits

Project shown represents an identified or targeted development opportunity.



Early-Stage Prospects

Site Selection Overview

Disciplined Site Selection

Where We Focus

- High power demand growth
- Near population & industrial hubs
- Data center corridor proximity

What We Require

- Adequate land
- Transmission access
- Fiber availability
- Water access
- Outside flood plains
- Clear permitting path



Site Map – Current Targets

McKinney
Fort Worth
Dallas
Carlsbad
Abilene
Big Spring
Midland
Tyler
Shreveport
Monroe
TEXAS
Waco
San Angelo
Pecos
Lufkin
Alexandria
Killeen
Fort Stockton
LOUISIANA
Bryan
Austin
The Woodlands
Beaumont
Baton Roug
Kerrville
New Braunfels
Houston
Del Rio
San Antonio
Galveston
Victoria
Eagle Pass
Corpus Christi
COAHUILA
Nuevo Laredo
Reynosa

Project shown represents an identified or targeted development opportunity.



Future Plans

Value Creation Focus

Planned Use of Capital

As we continue to scale, we expect to allocate capital toward:

- Project development activities
- Engineering and permitting
- Site control
- Legal and administrative costs
- Financing-related costs
- General working capital

 **Team**

 Peter Perri
Founder & Chief Executive Officer

 Vince Palmieri
Founder & Chief Financial Officer

20+ years of experience developing, financing, and scaling energy and infrastructure platforms across U.S. power markets. He has led capital formation, growth strategy, and execution for generation and energy-technology businesses, including structuring and raising institutional equity to support commercial expansion. Entrepreneur and energy-sector strategist with 20+ years of experience in financing and developing infrastructure projects.

25+ years of experience across capital markets, project finance, and infrastructure investing, executing and advising on more than $500 million in transactions. He has led financings, and strategic initiatives across the power, mobility, manufacturing, and industrial services sectors, with deep expertise in structuring complex transactions and scaling operating businesses. He has managed and overseen many companies, driving operational improvements, capital formation strategies and long-term value creation.

APG is supported by several senior advisors with decades of experience in:
- Large-scale gas-fired power plant development
- Turbine technology and OEM partnerships
- Project finance and capital markets
- Energy infrastructure legal structuring and project finance
- These advisors have collectively represented and advised on billions of dollars in power generation and infrastructure transactions across the United States.

Key Risks

Important Risk Factors

- Projects may not reach construction
- Equipment and turbine supply may be delayed or more expensive than expected
- Permits or grid approvals may change
- Construction costs may increase
- We may be unable to secure financing
- Electricity markets are volatile
- Investment is highly speculative and illiquid
- We currently do not own all projects shown in this presentation.

Please review the full Risk Factors section in the Form C.



Important Information

This presentation/marketing piece contains descriptions of past experiences and activities, of the Company and its Management. Not all of these will recur, and past performance is not indicative of future results. Not all past experiences and activities may be described, so the recipient should not rely on or believe that the entire history has been presented. This presentation is not to be read separately from the information available on the Company's landing page. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored.

This presentation/marketing piece contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of [ ](the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this marketing piece speak only as of the date of the Company's presentation of such and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.



Appendix - Market Data Sources

Sources

AI & Data Centers
International Energy Agency (IEA), *AI & Electricity Demand Report*, 2024.
Data centers projected to account for ~50% of U.S. electricity demand growth through 2030.

Manufacturing Reshoring / U.S. Investment Commitments
NVIDIA – $500B U.S. AI infrastructure & manufacturing investment (2024 announcement).
Apple – $500B U.S. investment commitment over four years (Apple Newsroom, 2025).
IBM – $150B U.S. investment over five years (IBM Newsroom, 2025).

Population Growth – Texas
Texas Comptroller (2024 Economic Data Report);
U.S. Census Bureau Metropolitan Population Estimates (2022–2024).

Bitcoin Mining – Texas Leadership
Foundry USA Mining Reports (2024);
Cambridge Centre for Alternative Finance (CBECI), 2024.

Exhibit J

Video Transcript

[00:00] Narrator: America has seven times more data centers than any other country. But the grid can't keep up, and the race to power AI is just getting started.

[00:10] Narrator: American PowerGen is building the power infrastructure behind the AI data center supercycle. A wave of construction so large, it's expected to reshape the American power grid. And now, for the first time, you can invest alongside us.

[00:24] Peter Perri (CEO, American PowerGen): Eighteen months ago, a permitted power site in Texas sold for 40x its development cost. Not because the land was special—because the power was grid-ready.

[00:34] Peter Perri: Only so many permitted sites remain in Texas, and every hyperscaler—the handful of trillion-dollar tech companies like Meta, Google, Amazon, Microsoft, and xAI that operate the world's largest data centers—are fighting over them.

[00:50] Peter Perri: Goldman Sachs projects data center power demand surging 165% by 2030. The bottleneck isn't chips anymore—it's megawatts.

[01:00] Vince Palmieri (CFO, American PowerGen): That's the gap American PowerGen fills. We're a power generation development company focused on the work that takes years and can't be bypassed: securing land, air permits, grid interconnections, and natural gas supply.

[01:13] Vince Palmieri: By the time hyperscalers and institutional buyers show up, the development risk is gone. We give them what they need: a totally construction-ready asset.

[01:22] Narrator: And those buyers—whether they're hyperscalers building out AI capacity, utilities, or independent power producers—all need the same thing: dispatchable power that runs every hour of every day, regardless of weather or grid conditions.

[01:37] Narrator: Natural gas already generates 43% of America's electricity. It's the only fuel that can be permitted, built, and delivers reliable baseload power fast enough to meet the AI demand wave.

[01:49] Vince Palmieri: I've spent 25 years in private equity and investment banking, executing over $300 million in transactions across power generation and infrastructure.

[01:57] Vince Palmieri: Peter has spent 20 years developing and financing power and energy projects, working with some of the largest companies in the industry.

[02:04] Vince Palmieri: Before AI entered the conversation, we've seen demand outrun supply. Five years ago in Texas, that pressure nearly collapsed the grid and triggered billions in new gas-fired generation investment.

[02:15] Vince Palmieri: We recognized the signal and moved early to secure permitted sites. Now we're seeing the same signals with AI.

[02:22] Peter Perri: Virginia built more data centers than anywhere in the country. Now its grid is maxed out. The next wave of AI infrastructure needs a grid that can still move quickly and expand its scale. That grid is ERCOT, and that market is Texas.

[02:35] Peter Perri: American PowerGen has secured air permits, executed grid interconnection agreements, and locked in the engineering and construction company across over three gigawatts in Texas. Enough power to support $25 billion per year in revenue for AI data centers.

[02:52] Peter Perri: These assets took years to develop, and we're already there. The AI build-out is a 20-year supercycle, and the power has to come from somewhere. Don't bet on which AI company wins; you just need to own what they all need.

[03:09] Vince Palmieri: We're building a platform of construction-ready assets that combines speed and flexibility with access. Unlike traditional institutional capital, we can move quickly and adapt to opportunities in real time, while giving retail investors the ability to participate from the ground floor.

[03:22] Peter Perri: Every dollar of AI investment, every GPU, every data center needs power first. American PowerGen controls that starting point, and this is your opportunity to own the infrastructure behind the boom.

[03:35] Narrator: Invest in American PowerGen today.